SANTARO INTERACTIVE ENTERTAINMENT COMPANY
795 Bethany Turnpike
Honesdale, PA 18431
Tel: (570) 851-7986

June 2, 2010

United States Securities and Exchange Commission
Division of Corporate Finance
100 F St, NE
Washington, DC 20549-4561

Attention: Mr. Evan S. Jacobson

Re: Santaro Interactive Entertainment Company – Registration Statement on Form S-1 Amendment No. 3 – File No. 333-165751

Dear Sirs,

In response to your letter dated May 17, 2010, concerning the deficiencies in our registration statement on Form S-1, we provide the following responses:

General

1.
When you electronically file the clean copy of your amended filing on EDGAR, also electronically file a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T.

We have filed the marked copies of our Amended filings.

2.
Please note that some of the disclosure on pages 41 to 42 (Other Expenses of Issuance and Distribution, Indemnification of Officers and Directors, and Recent Sales of Unregistered Securities) is not required in the prospectus and may be moved to the portion of the registration statement immediately following the financial statements.  See Part II of Form S-1.

We have moved the sections (Other Expenses of Issuance and Distribution, Indemnification of Officers and Directors, and Recent Sales of Unregistered Securities) to come immediately after the financial statements.

Information about the Company

Our Market, page 29

3.
We note your response to prior comment 14 and reissue our prior comment.  It is unclear why the following statistics and statements are relevant to your initial proposed market, i.e., people in the United States who play online games involving virtual reality environments:

•	The percentage of the population of North America that uses the internet,
•	The number of internet users worldwide that visit online gaming sites,
•	The percentage of the population of China that is online,
•	Whether people access online games through Yahoo! Or MSN Games,
•	The percentage of people aged 16 to 29 “worldwide” that would rather live without television than without the internet, and

Please limit your discussion in this section to a narrowly-focused description of your proposed business niche and to include data that is relevant to your proposed business.

We have revised this section so that it is limited to a narrowly focused description of our proposed business niche and includes data that is relevant to our proposed business.

Undertakings, page 43

4.
We note your response to prior comment 23.  The paragraph beginning “Each prospectus filed pursuant to Rule 424(b)” still appears to be missing the lead-in language “That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser.”  See paragraph (a)(5) of Item 512 of Regulation S-K.  Please revise.

We have revised to include the lead-in language “That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser.”

Yours truly,

/s/ James D. Edsall
James D. Edsall, Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer, President & Director

Enclosures

Exhibit A – Marked copy of Amendment No. 2, filed on May 4, 2010

EXHIBIT A

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

AMENDMENT NO. 2
to
FORM S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

SANTARO INTERACTIVE ENTERTAINMENT COMPANY
(Exact name of Registrant as specified in its charter)

Nevada	N/A	27-1571493
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

7372 – Services – Prepackaged Software	0001487347
(Standard Industrial Classification)	(Central Index Key)

5348 Vegas Drive
Las Vegas, NV 89108
(Address of principal executive offices, including zip code)

(702) 871-8678
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

With a copy to:
Andrew J. Befumo, Esq.
Befumo & Schaeffer, PLLC
2020 Pennsylvania Avenue #840
Washington, DC 20006
Phone: (202) 725-6733
Fax: (202) 478-2900

Approximate Date of Commencement of Proposed Sale to Public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box: ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462 (b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer,” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐

Non-accelerated filer	☐	Smaller reporting company	☒
(Do not check if a smaller reporting company)

Calculation of Registration Fee

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee (1)
Common Stock offered by the Company	5,000,000	$0.02	$100,000	$7.13
Common Stock offered by the Selling Shareholders	3,830,000	$0.02	$76,600	$5.46
TOTAL	8,830,000	$0.02	$176,600	$12.59

(1) Estimated solely for the purposes of calculating the registration fee under Rule 457.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

PROSPECTUS

SANTARO INTERACTIVE ENTERTAINMENT COMPANY
Minimum 2,000,000 –Maximum 5,000,000 Shares of Common Stock by the Company
3,830,000 Shares of Common Stock by Selling Shareholders
 $0.02 PER SHARE

Santaro Interactive Entertainment Company (the “Company” or “Registrant”) is offering up to 5,000,000 shares of its common stock .   This offering is being made on a minimum-maximum basis.  The Selling Shareholders are offering 3,830,000 shares of the Company’s common stock.  The Company will not receive any proceeds from the sale of shares by the Selling Shareholders. This is our initial public offering and no public market currently exists for our shares.  The initial public offering price for our common shares will be $0.02. (The offering of the Shares may be referred to herein as the "Offering.")  The Selling Shareholders will sell their shares at a price per share of $0.02 until our shares are quoted on the Over the Counter Bulletin Board (OTCBB) and thereafter at prevailing market prices or in privately negotiated transactions.  While we plan to have our shares listed on the OTCBB there is no assurance that our shares will be approved for listing on the OTCBB or any other listing service or exchange.
Offering of the Company Shares

The Company Shares are being offered on a best efforts basis by James D. Edsall, our president and director, in a direct public offering, without any involvement of underwriters or broker-dealers. Our director will not receive any commissions or proceeds from the Offering for selling shares on our behalf.  The Offering price of the Company Shares is $0.02 per share. In the event that 2,000,000 shares are not sold within 180 days, at our sole discretion, we may extend the Offering for an additional 90 days. In the event that 2,000,000 shares are not sold within the 180 days, or within the additional 90 days if extended, all money received by us will be promptly returned to you without interest or deduction of any kind. If at least 2,000,000 shares are sold within 180 days, or within the additional 90 days, if extended, all money received by us will be retained by us and there will be no refund. Funds will be held in a separate account at Rappahannock National Bank, 7 Bank Road, Washington, VA 22747. The foregoing account is not an escrow, trust or similar account. It is merely a separate account under our control where we will segregate your funds.

There is no minimum purchase requirement and there are no arrangements to place the funds in an escrow, trust or similar account. Because we do not intend to enter into an escrow agreement with an independent entity that would hold the subscriptions for shares during the subscription period until the minimum offering amount has been satisfied, money from investors will not be insulated from creditor claims, including any currently unknown contingencies.

Investing in our common stock involves risks. See "Risk Factors" starting at Page 9.

	Offering Price	Expenses	Proceeds to Us
Per Share – minimum	$0.02	$0.005925	$0.014075
Per Share – maximum	$0.02	$0.00258	$0.01742
Minimum	$40,000	$11,850	$28,150
Maximum	$100,000	$12,900	$87,100

The difference between the "Offering Price" and the "Proceeds to Us" is $11,850 if the minimum amount of shares is sold in this Offering.  The difference between the “Offering Price” and the “Proceeds to Us” is $12,900 if the maximum number of shares is sold in this Offering.  The expenses per share would be adjusted according to the offering amounts between the minimum and maximum. The expenses will be paid to unaffiliated third parties for expenses connected with this Offering. The expenses will be paid from current funds on hand, and initial proceeds of this offering once the minimum subscription has been reached.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Neither the US Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is May _____, 2010.

Table of Contents

Prospectus Summary	6

Risk Factors	8

Use of Proceeds	14

Determination of Offering Price	15

Dilution of the Price Per Share	16

Selling Security Holders	18

Plan of Distribution	20

Description of Securities	24

Interest of Named Experts and Counsel	25

Information With Respect to the Registrant	26

Management’s Discussion and Analysis of Financial Condition and Results of Operations	32

Plan of Operation	34

Directors and Executive Officers	36

Executive Compensation	38

Security Ownership of Certain Beneficial Owners and Management	39

Certain Relationships and Related Transactions	39

Recent Sales of Unregistered Securities	42

Financial Statements	42

Dealer Prospectus Delivery Obligation

Until 180 days after the effective date of this Prospectus, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

Prospectus Summary

The following summary highlights selected information contained in this prospectus. This summary does not contain all the information that may be important to you. You should read the more detailed information contained in this prospectus, including but not limited to, the “Risk Factors” beginning on page 8. References to "we," "us," "our," "Santaro," or the "Company" refers to Santaro Interactive Entertainment Company unless the context indicates another meaning.

Our Company

Santaro Interactive Entertainment Company was incorporated in the State of Nevada, United States of America, on December 30, 2009.  Its fiscal year end is February 28. Our principal executive offices are located at 5348 Vegas Drive, Las Vegas, NV 89108, and our telephone number is (702) 871-8678.

We are a start-up venture focused on digital interactive entertainment products, primarily in developing and operating interactive online games based on our proposed proprietary Character Adapted Gaming Platform.  As a newcomer to the digital interactive entertainment industry, our ultimate objective is to provide premier digital interactive entertainment products that perform within a virtual reality environment.  Our proposed proprietary gaming platform will be designed to allow a player to interact with other users in a player designed action scenario. The virtual reality environment will also provide a marketplace for vendors of virtual items, as well as real-world advertisers to do business. We will primarily generate income through user licensing, while fees generated from the virtual marketplace will provide a secondary source of income for the Company. Our proposed product is in the early stages of development and we do not currently have a marketable product.  We are currently planning to establish a web site to help introduce our proposed gaming platform to the online gaming world.  Prospective investors are strongly cautioned that any information which may appear on our web site should not be deemed to be a part of this prospectus, and should not be utilized in making a decision to buy our shares of Common Stock.

We are a development stage company.  As of February 28, 2010, we have generated no revenues, have incurred $1,540 in losses since our inception on December 30, 2009, and have relied upon the sale of our securities in unregistered private placement transactions to fund our operations.   We do not expect to generate sufficient revenue to sustain operation during the next twelve months. Consequently, we will continue to depend on additional financing in order to maintain our operations and continue with our corporate activities. Based on these uncertainties, our independent auditors included additional comments in their report on our financial statements for the period from inception (December 30, 2009) to February 28, 2010, indicating substantial doubt about our ability to continue as a going concern.

Our financial statements contain additional note disclosures describing the circumstances that led to the “going concern” disclosure by our independent auditors. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

This Offering and any investment in our common stock involves a high degree of risk. If we are unable to generate significant revenue, we may be obliged to cease business operations due to lack of funds. We face many challenges to continue operations, including our lack of operating history, lack of revenues to date, and the losses we have incurred to date.

The Offering

Following is a brief summary of this offering:

Securities being offered	A minimum of 2,000,000 shares and a maximum of 5,000,000 shares are offered by the Company. 3,830,000 shares are offered by the Selling Shareholders.

Offering price per share by the Company:	$0.02 per share

Number of shares outstanding before the Offering of common shares:	11,830,000 common shares

Number of shares outstanding after the Offering of common shares:	16,830,000 common shares if maximum number of shares are sold; 13,830,000 common shares if minimum number of shares are sold

Use of proceeds:
The Company will not receive any proceeds from the shares offered by the Selling Shareholders.  The proceeds received by the Company from the Company’s Offering of shares shall be used to pursue protection for the Company’s intellectual property, and to fund operations.

You should rely only upon the information contained in this prospectus.  The Company has not authorized anyone to provide you with information different from that, which is contained in this prospectus.  The selling security holder is offering to sell shares of common stock and seeking offers to buy shares of common stock only in jurisdictions where offers and sales are permitted.  The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus, or of any sale of the common stock.

Summary of Financial Information

The following summary financial information for the periods stated summarizes certain information from our financial statements included elsewhere in this prospectus.    You should read this information in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations and the financial statements and the related notes thereto included elsewhere in this prospectus.

Balance Sheet	As of February 28, 2010
Total Assets	$27,219
Total Liabilities	$6,844
Stockholder’s Equity	$20,375
Operating Data	December 30, 2009 (inception) to February 28, 2010
Revenue	$0
Net Loss	$(1,540)
Net Loss Per Share	($.00)

As shown in the financial statements accompanying this prospectus, Santaro has had no revenues to date and has incurred only losses since its inception.  The Company has had no operations and has been issued a “going concern” opinion from our auditors based upon the Company’s reliance upon the sale of our common stock as the sole source of funds for our future operations.

Risk Factor

An investment in our common stock is speculative and involves a high degree of risk and uncertainty. You should carefully consider the risks described below, together with the other information contained in this document, including the financial statements and notes thereto of our Company, before deciding to invest in our common stock. The risks described below are not the only risks facing our Company. Additional risks not presently known to us or that we presently consider immaterial may also adversely affect our Company. If any of the following risks occur, our business, financial condition and results of operations, and the value of our common stock could be materially and adversely affected.

RISKS RELATED TO OUR BUSINESS AND INDUSTRY

Because we are a development stage company, we do not have a marketable product, and we and have generated no revenues, there is no guarantee we will generate any future revenues.
We have generated no revenues since our inception, which makes it difficult to evaluate whether we will be able to operate profitably. We have incurred cumulative net losses of $1,540 from our inception through February 28, 2010. Moreover, the Company is unsure how long it will take to develop our gaming platform.  Accordingly, the Company will be dependent solely on the raising of capital in order to continue operations for the foreseeable future. We intend to seek to raise capital through private placements of our Common Stock and/or Preferred Stock, through debt financing, and/or through a future public offering of our securities. Our ability to raise capital is unknown. We do not have any formal commitments or arrangements for the advancement or loan of funds. For these reasons, our auditors stated in their report that they have substantial doubt we will be able to continue as a going concern. As a result, there is an increased risk that you could lose the entire amount of any investment in our Company.

Because we lack funding to develop our proposed gaming platform, there is no guarantee that we will be able to bring our proposed gaming platform to market.
The Company’s business plan is dependent on the development of our proprietary gaming platform. The gaming platform is in an early stage of development and requires significant work and funding. There can be no assurance of the successful development of the gaming platform. Moreover even if the Company successfully develops the platform, there can be no assurance that the Company will be successful in marketing the gaming platform.   Failure to successfully bring our proposed gaming platform to market will have a material adverse effect on our business.

Because of significant competition for qualified personnel, we may be unable to attract and hire the individuals needed to bring our proposed product to market
In order to successfully develop the gaming platform, the Company will be dependent upon its current president as well as the services of outside developers.   At this time our President, Mr. James Edsall, is our only employee and Mr. Edsall currently devotes approximately 10 hours per week to our operations.   The inability of the Company to employ outside developers could have a material adverse effect upon the Company's business prospects and prohibit the Company from successfully achieving its goals. Moreover, our business plan depends to a significant extent on our ability to identify, attract, hire, train, and retain qualified professional, creative, technical, and managerial personnel. Competition for such personnel is intense, and there can be no assurance that we will be successful in identifying, attracting, hiring, training, and retaining such personnel. If we are unable to hire, assimilate, and retain such qualified personnel, such inability would have a material adverse effect on our business, operating results, and financial condition.

Because our proposed gaming platform, if developed, may fail to gain market acceptance, we may not have sufficient capital to pay our expenses and to continue to operate
In the event that the Company successfully completes development of the gaming platform, our ultimate success will depend on generating revenues from the gaming platform. The market for on-line game products is subject to continually changing consumer and industry preferences and the frequent introduction of new products. As a result, the gaming platform, even if developed, may not achieve and sustain market acceptance sufficient to generate revenues to cover our costs and allow us to become profitable and continue to operate.

If we experience delays in developing and introducing our proposed gaming platform, such delays  may adversely affect our ability to continue our operations
We have projected that the development cycle for the gaming platform will be between one and two years, assuming that we raise sufficient capital. In addition, the creative process inherent in on-line game development makes the length of the development cycle difficult to predict, especially in connection with new technologies and development tools. As a result, it may take in excess of two years to develop the gaming platform. If any unanticipated delay affects the development and release of the gaming platform, we may not achieve anticipated revenues and may not have the capital necessary to continue operations.

Because there is no assurance that we will successfully protect our intellectual property, we may not be able to prevent competitors from exploiting our technologies.
Our gaming platform is the subject of a pending patent application.  Obtaining patent protection is a long and costly process.  There is no guaranty that we will be able to raise sufficient funds to successfully secure an enforceable patent.  Even if we raise sufficient funds to obtain an enforceable patent, there is no assurance that the patent will ever issue.  In the event that the patent does issue, there is no assurance that we will be successful in enforcing the issued patent.  The failure to obtain or enforce a patent for our gaming platform would hinder our ability to protect the rights to our technologies, and may have a material adverse effect on our business plan.

Because we may not be able to acquire third party licencing, we may not be able to market our proposed product even if we complete the product’s development.
Our gaming platform may ultimately be based in part on rights, licenses, and properties, owned by third parties, and may require us to obtain licenses for such rights, licenses, and properties.  License agreements with third parties have variable terms and are terminable on a variety of events. There is no guaranty that we will be able to acquire the licenses necessary to launch our gaming platform, and if we do acquire such licenses, we may not be able to make minimum guaranteed royalty payments over the term of such licenses, including advance payments against these guarantees.   The failure to acquire or make payments on necessary licensing may prevent us from marketing our proposed product and would have a material adverse effect on our business.

Because we are under funded, we may not be able to pay for needed product development.
Developing online platforms and games requires substantial development costs, including the costs of employing skilled developers and acquiring or developing game engines and software, which enable the creation of products with the latest technological features. The failure to raise sufficient funding to pay for product development would have a material adverse effect on our business.

Because we are underfunded and in the development phase, we may not be able to compete against our competitors.
Many companies worldwide are dedicated to developing and/or operating online games. We expect more companies to enter the online game industry and a wider range of online games to be introduced. Our competitors in the game industry vary in size from small companies to very large companies with dominant market share and substantial financial resources, and the Company’s proposed gaming platform will be in competition with these companies.  If we are unable to compete effectively in our principal markets, our business, financial condition, and results of operations could be materially and adversely affected.

Because our management has no experience in marketing an online gaming platform, we may not be able to compete with competitors having experienced management.
Our senior management has no direct experience in the online gaming industry. In addition, the online game industry is a relatively new industry. Only a limited number of companies have successfully commercialized large online gaming platforms on an international scale. You must consider our business prospects in light of the risks and difficulties we will encounter in the future in a new and rapidly evolving industry. We may not be able to successfully address these risks and difficulties, which could materially harm our proposed business prospects, financial condition, and results of operations.

Because our business plan depends upon advertising revenue as a significant source of  revenue, the failure to obtain and retain advertizing contracts would harm our business.
Part of our business plan includes the sale of advertising space within a virtual world created through our gaming platform.  We expect that advertising revenue will be a significant source of revenue in the future.  There is no assurance that we will be able to obtain, and if obtained, retain advertising contracts.  The failure to obtain and retain advertizing contracts will have a material adverse effect on our business.

Because our acquisition and investment strategy may not be successful, we may not be able to offer enough products to successfully compete in the online gaming marketplace.
In the future, the Company may acquire additional products, technologies, or businesses, or enter into joint venture arrangements for the purpose of complementing or expanding our business. There can be no assurance that we will be able to identify suitable acquisition or investment candidates. Even if we identify suitable candidates, there can be no assurance that we will be able to make such acquisitions or investments on reasonable commercial terms or successfully assimilate personnel, operations, products, services, or technologies into our operations. This could disrupt our ongoing business, increase our expenses, and materially and adversely affect our financial condition and results of operations. Furthermore, the incurrence or issuance of debt or equity securities may be necessary to fund any future acquisitions.

Because there is doubt about our ability to continue as a going concern, an investor may lose all of his investment in our company.
Our auditor’s report on our February 28, 2010 financial statements expresses an opinion that substantial doubt exists as to whether we can continue as an ongoing business. Since our sole officer and director may be reluctant or unable to loan or advance additional capital to the Company, we believe that if we do not raise additional capital, we may be required to suspend or cease the implementation of our business plans. As the Company has been issued an opinion by its auditors that substantial doubt exists as to whether the Company can continue as a going concern, it may be more difficult for the Company to attract investors.  You may be investing in a company that will not have the funds necessary to continue as an ongoing business.

RISKS RELATING TO OUR COMMON STOCK

Because the Offering price of our securities has been arbitrarily determined, the price an investor pays for his investment in our company may not bear any relationship to the value of the investment.
The Offering price of the Shares has arbitrarily been determined by the Company.  It does not necessarily bear any relationship to the Company’s assets value, net worth, revenues, or other established criteria of value, and should not be considered indicative of the actual value of the Shares.  In addition, investors in this Offering will sustain immediate substantial dilution per share based upon net tangible book value per share.

^

Because our shares are not liquid, an investor may not be able to sell his shares.
Our shares are not and have not been listed or quoted on any exchange or quotation system. We plan to contact a market maker before or immediately following the close of the Offering and apply to have our shares quoted on the Over the Counter Bulletin Board (OTCBB).  In order to be quoted on the OTCBB, an authorized market maker must file a Form 211 application on our behalf in order to make a market for our common stock.  There can be no assurance that a market maker will agree to file the necessary documents with FINRA, which operates the OTCBB, nor can there be any assurance that such an application for quotation will be approved or that a regular trading market will develop or that if developed, will be sustained. In the absence of a trading market, investors may be unable to liquidate their investment. Even if a market for our common stock does develop, the market price of our common stock may continue to be highly volatile.

Should our stock become listed on the OTCBB, we could be removed from the OTCBB if we fail to remain current with our reporting requirements
Companies trading on the OTCBB must be reporting issuers under Section 12 of the Securities Exchange Act of 1934, as amended, and must be current in their reports under Section 13, in order to maintain price quotation privileges on the OTCBB. If we become listed on the OTCBB, but we fail to remain current in our reporting requirements, we could be removed from the OTCBB. As a result, the market liquidity of our securities could be severely adversely affected by limiting the ability of broker-dealers to trade our securities and the ability of stockholders to sell their securities in the secondary market.

Because a single shareholder will continue to own a substantial amount of our stock after completion of  this offering, other investors will have minimal influence over our business,
Even if we sell the maximum amount of this Offering, a single shareholder will own approximately 47.5% of our outstanding common stock.  As a result, that single shareholder will have significant influence over the outcome of matters submitted to our stockholders for approval, including the election of directors. The single shareholder’s large stake in our company could also affect the market price of our common stock by, for example, delaying, deferring or preventing a change in corporate control, impeding a merger, consolidation, takeover or other business combination involving us, or discouraging a potential acquirer from making a tender offer or otherwise attempting to obtain control of us.

We have never paid common stock dividends and have no plans to pay dividends in the future.  As a result, our common stock may be less valuable because a return on an investor’s investment will only occur if our stock price appreciates.
Holders of shares of our common stock are entitled to receive such dividends as may be declared by our board of directors. To date, we have paid no cash dividends on our shares of common stock and we do not expect to pay cash dividends on our common stock in the foreseeable future. We intend to retain future earnings, if any, to provide funds for operations of our business. Therefore, any return investors in our common stock may have will be in the form of appreciation, if any, in the market value of their shares of common stock. There can be no assurance that shares of our common stock will appreciate in value or even maintain the price at which our stockholders have purchased their shares.

Our common stock may be subject to “penny stock” rules of the Securities and Exchange Commission, which may make it more difficult for stockholders to sell our common stock
Our common stock may be subject to the “penny stock” rules adopted under Section 15(g) of the Exchange Act. The penny stock rules generally apply to companies whose common stock is not listed on a national securities exchange and trades at less than $4.00 per share, other than companies that have had average revenue of at least $6,000,000 for the last three years or that have tangible net worth of at least $5,000,000 ($2,000,000 if the company has been operating for three or more years). These rules require, among other things, that brokers who trade penny stock to persons other than “established customers” complete certain documentation, make suitability inquiries of investors and provide investors with certain information concerning trading in the security, including a risk disclosure document and quote information under certain circumstances. Many brokers have decided not to trade penny stocks because of the requirements of the penny stock rules and, as a result, the number of broker-dealers willing to act as market makers in such securities is limited. If we are subject to the penny stock rules for any significant period, it could have an adverse effect on the market liquidity of our stock and investors may find it more difficult to dispose of our securities.

We may need additional capital, and the sale of additional shares or other equity securities could result in additional dilution to our stockholders
If our resources are insufficient to satisfy our cash requirements, we may seek to sell additional equity or debt securities or obtain a credit facility. The sale of additional equity securities could result in additional dilution to our stockholders. The incurrence of indebtedness would result in increased debt service obligations and could result in operating and financing covenants that would restrict our operations. Financing may not be available in amounts and on terms acceptable to us, or at all. In addition, the successful execution of our business plan requires significant cash resources, including cash for investments and acquisition. Changes in business conditions and future developments could also increase our cash requirements. To the extent we are unable to obtain external financing, we will not be able to execute our business plan effectively. To the extent that additional capital is raised through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

We will incur ongoing costs and expenses for SEC reporting and compliance.  Without revenue we may not be able to remain in compliance, making it difficult for investors to sell their shares, if at all.
We plan to contact a market maker before or immediately following the close of the Offering and apply to have our shares quoted on the Over the Counter Bulletin Board (OTCBB). To be eligible for quotation, issuers must remain current in their filings with the Securities and Exchange Commission (SEC). In order for us to remain in compliance we will require future revenues to cover the cost of these filings, which could comprise a substantial portion of our available cash resources.   For fiscal year 2010, we estimate the cost of SEC reporting and compliance to be approximately $18,000.   If we are unable to generate sufficient revenues to remain in compliance it may be difficult for you to resell any shares you may purchase, if at all.

Because we do not intend to enter into an escrow agreement with regards to funds received from this offering, investors may lose their entire investment.
We have not entered into an escrow agreement with an independent entity that would hold the subscriptions for shares during the subscription period until the minimum offering amount has been satisfied, nor do we intend to enter into such an agreement.  As a result, even if the minimum offering amount of 2,000,000 shares have not been sold, any money we receive from investors will not be insulated from creditor claims, including any currently unknown contingencies.

Use Of Proceeds

Our Offering is being made on a self-underwritten basis: a minimum of 2,000,000 shares must be sold in order for the Offering to proceed. The maximum number of shares offered is 5,000,000 shares.  The Offering price per share is $0.02. The following table sets forth the uses of proceeds assuming the sale of the minimum and maximum number of shares offered by the Company.

	If Minimum Shares Sold	If Maximum Shares Sold
GROSS PROCEEDS FROM THIS OFFERING	$40,000	$100,000
Offering Expenses	$11,850	$12,900
NET PROCEEDS	$28,150	$87,100
Patent Fees and Expenses	$5,500	$12,000
Computer Systems & Equipment	$3,500	$6,100
Research and Development	$2,650	$28,000
Establish an Office	$3,000	$5,000
Marketing and Advertising	$3,000	$6,000
Operating Expenses	$4,500	$22,000
Legal and Accounting	$6,000	$8,000
Total Use of Net Proceeds	$28,150	$87,100

The Company’s highest priority for use of proceeds raised in this Offering is to protect our intellectual property through the pursuit of utility patent applications.  Our next priority is to establish an office and acquire the necessary equipment we need to expand operations.  Our next priority is to fully develop existing technologies and research and develop further technologies, followed by marketing and advertising, then legal and accounting costs and fees.  In the event that the maximum number of shares is sold, the Company intends to use approximately $28,000 for research and development of our current technologies, and approximately $22,000 for general operating expenses.  General operating expenses may include such items as salaries and payments to third party contractors, office supplies, and related expenses.

We have established a separate bank account and all proceeds from the shares sold by the Company will be deposited into that account until such time as the minimum number of shares is sold, at which time the funds will be transferred to our operating account for use in our operations. Subscriptions will count towards the minimum number of shares once we have accepted the subscription, all funds representing payment for such subscription have been received by the company prior to the termination of the subscription period, or extended subscription period, if any, and all funds received for such subscription have cleared the banking system.

In the event we do not sell the minimum number of shares before the expiration date of the Offering, all funds will be returned promptly to the subscribers, without interest or deduction.

Because we do not intend to enter into an escrow agreement with an independent entity that would hold the subscriptions for shares during the subscription period until the minimum offering amount has been satisfied, money from investors will not be insulated from creditor claims, including any currently unknown contingencies.

Determination of Offering Price

As there is no established public market for our shares, the Offering price and other terms and conditions relative to our shares have been arbitrarily determined by Santaro. The Offering price of the shares of our common stock does not necessarily bear any relationship to our book value, assets, past operating results, financial condition, or any other established criteria of value.  In addition, no investment banker, appraiser, or other independent third party has been consulted concerning the Offering price for the shares or the fairness of the Offering price used for the shares. Among the factors considered in determining the Offering price were:

•	Our lack of operating history
•	The proceeds to be raised by the Offering
•	The viability of our technologies
•	The amount of capital to be contributed by purchasers in this Offering
•	Our relative cash requirements

Although our common stock is not listed on a public exchange, we plan to contact a market maker before or immediately following the close of this offering and apply to have our shares quoted on the Over the Counter Bulletin Board (OTCBB). In order to be quoted on the OTCBB, a market maker must file an application on our behalf in order to make a market for our common stock. There can be no assurance that a market maker will agree to file the necessary documents, nor can there be any assurance that such an application for quotation will be approved. In addition, there is no assurance that our common stock will trade at market prices in excess of the initial public Offering price, as prices for the common stock in any public market, which may develop, will be determined in the marketplace and may be influenced by many factors, including depth and liquidity.

Dilution of the Price per Share

Dilution represents the difference between the Offering price and the net tangible book value per share immediately after completion of this Offering. Net tangible book value is the amount that results from subtracting total liabilities and intangible assets from total assets.  Dilution arises mainly as a result of our arbitrary determination of the Offering price of the shares being offered.  Dilution of the value of the shares you purchase is also a result of the lower book value of the shares held by our existing stockholders.  The following tables compare the differences of your investment in our shares with the investment of our existing stockholders.

The price of the current Offering is fixed at $0.02 per share. This price is significantly greater than the price paid by the Company’s current shareholders for common equity since the Company’s inception on December 30, 2009. The Company’s shareholders paid as low as $0.0005 per share, a difference of $0.0195 per share lower than the share price in this Offering.

As of February 28, 2010, the net tangible book value of our shares of common stock was $14,093 or approximately $0.00119 per share based upon 11,830,000 shares outstanding.

Existing stockholders if all of the shares are sold

Price per share	$0.02
Net tangible book value per share before Offering	$0.00119
Potential gain to existing shareholders	$100,000
Net tangible book value per share after Offering	$0.00678
Increase to present stockholders in net tangible book value per share after Offering	$0.00559
Capital contributions	$100,000
Number of shares outstanding before the Offering	11,830,000
Number of shares after Offering held by existing stockholders	8,000,000
Percentage of ownership after Offering	47.53%

Purchasers of shares in this Offering if all shares are sold

Price per share	$0.02
Dilution per share	$-
Capital contributions	$100,000
Percentage of capital contributions	87.65%
Number of shares after Offering held by public investors	8,830,000
Percentage of ownership after Offering	52.47%

Existing stockholders if the minimum number of shares are sold

Price per share	$0.02
Net tangible book value per share before Offering	$0.00119
Potential gain to existing shareholders	$40,000
Net tangible book value per share after Offering	$0.00391
Increase to present stockholders in net tangible book value per share after Offering	$0.00272
Capital contributions	$40,000
Number of shares outstanding before the Offering	11,830,000
Number of shares after Offering held by existing stockholders	8,000,000
Percentage of ownership after Offering	57.85%

Purchasers of shares in this Offering if minimum number of shares are sold

Price per share	$0.02
Dilution per share	$-
Capital contributions	$40,000
Percentage of capital contributions	73.95%
Number of shares after Offering held by public investors	5,830,000
Percentage of ownership after Offering	42.15%

Selling Security Holders

The Selling Shareholders named in this prospectus are offering all of the 3,830,000 shares of common stock offering through this prospectus.  These shares were acquired from us in private placements that were exempt from registration under Regulation D of the Securities Act of 1933.

The following table provides as of the date of this prospectus, information regarding the beneficial ownership of our common stock held by each of the Selling Shareholders, including:

1.	the number of shares owned by each prior to this Offering
2.	the total number of shares that are to be offered for each
3.	the total number of shares that will be owned by each upon completion of the Offering
4.	the percentage owned by each upon completion of the Offering

Name Of Selling Shareholder	Shares Owned Prior To This Offering	Total Number Of Shares To Be Offered For Selling Shareholders Account	Total Shares Owned Upon Completion Of This Offering	Percentage of Shares Owned Upon Completion Of This Offering
Cheryl Grayson	100,000	100,000	0	0%
Shawn Lee	100,000	100,000	0	0%
Steven Warren	120,000	120,000	0	0%
Kieren Caison	100,000	100,000	0	0%
Ashleigh Tyler	120,000	120,000	0	0%
Tina Seekford	100,000	100,000	0	0%
Tameika Keyes	100,000	100,000	0	0%
Thomas Washington	100,000	100,000	0	0%
Isiah Brown	100,000	100,000	0	0%
Cassandra Porter	150,000	150,000	0	0%
Angela Bowers	100,000	100,000	0	0%
Amanda Sears	120,000	120,000	0	0%
Amanda Pelayo	100,000	100,000	0	0%
Juanita Hull	110,000	110,000	0	0%
Franklin Webster Jr.	120,000	120,000	0	0%
Deborah Johnson	150,000	150,000	0	0%
Carisha West	150,000	150,000	0	0%
Phylicia Johnson	130,000	130,000	0	0%
Tranida Smith	110,000	110,000	0	0%
Bryan Newman	150,000	150,000	0	0%
Ryan Swanger	150,000	150,000	0	0%
Kaylia Newman	110,000	110,000	0	0%
Anthony Diggs	110,000	110,000	0	0%
Jamal Young	120,000	120,000	0	0%
Amber Mclean	130,000	130,000	0	0%
Daniel Hull	140,000	140,000	0	0%
Melissa Hoffman	150,000	150,000	0	0%
Clyde Bumbrey	140,000	140,000	0	0%
Shaniqua Bumbrey	150,000	150,000	0	0%
Christina Mitchell	150,000	150,000	0	0%
Gloria Bumbrey	150,000	150,000	0	0%
TOTAL	3,830,000	3,830,000	0	0%

The named party beneficially owns and has sole voting and investment over all shares or rights to these shares.  The numbers in this table assume that none of the selling shareholders sells shares of common stock not being offered in this prospectus or purchases additional shares of common stock, and assumes that all shares offered are sold.  The percentages are based on 11,830,000 shares of common stock outstanding on the date of this prospectus.

None of the selling shareholders:

(1)	has had a material relationship with us other than as shareholders at any time within the past three years;
(2)	has ever been one of our officers or directors;
(3)	has been a registered broker-dealer or an affiliate of a registered broker-dealer.

Mr. Edsall is personally acquainted with our shareholders, and solicited their investment in the private placement.  Mr. Edsall did not use any finders or brokers in the solicitation of the investors and did not pay any fees or commissions.

Plan of Distribution

Shares Offered by the Selling Stockholders

The selling security holders may sell some or all of their shares at a fixed price of $0.02 per share until our shares are quoted on the Over the Counter Bulletin Board (OTCBB) and thereafter at prevailing market prices or privately negotiated prices.  Prior to being quoted on the OTCBB, shareholders may sell their shares in private transactions to other individuals. Although our common stock is not listed on a public exchange, we plan to contact a market maker before or immediately following the close of this offering and apply to have our shares quoted on the Over the Counter Bulletin Board (OTCBB).   In order to be quoted on the OTCBB, a market maker must file an application on our behalf in order to make a market for our common stock. There can be no assurance that a market maker will agree to file the necessary documents to enable our shares to be quoted on the OTCBB, nor can there be any assurance that an application for quotation will be approved.

Once a market has been developed for our common stock, the shares may be sold or distributed from time to time by the selling stockholders directly to one or more purchasers or through brokers or dealers who act solely as agents, at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices, which may be changed. The distribution of the shares may be effected in one or more of the following methods:

•	ordinary brokers transactions, which may include long or short sales,
•	transactions involving cross or block trades on any securities or market where our common stock is trading,
•	through direct sales to purchasers or sales effected through agents,
•	through transactions in options, swaps, or other derivatives (whether exchange listed of otherwise), or exchange listed or otherwise), or
•	any combination of the foregoing.

Brokers, dealers, or agents participating in the distribution of the shares may receive compensation in the form of discounts, concessions, or commissions from the selling stockholders and/or the purchasers of shares for whom such broker-dealers may act as agent or to whom they may sell as principal, or both (which compensation as to a particular broker-dealer may be in excess of customary commissions). Neither the selling stockholders nor we can presently estimate the amount of such compensation. We know of no existing arrangements between the selling stockholders and any other stockholder, broker, dealer, or agent relating to the sale or distribution of the shares. We will not receive any proceeds from the sale of the shares of the selling security holders pursuant to this prospectus.

Shares Offered by the Company

This is a self-underwritten Offering that permits our sole officer and director , Mr. James Edsall, to sell the shares directly to the public, with no commission or other remuneration payable to him for any shares he may sell. There are no plans or arrangements to enter into any contracts or agreements to sell the shares with a broker or dealer.

We have not, nor do we intend to enter into an escrow agreement with an independent entity that would hold the subscriptions for shares during the subscription period until the minimum offering amount has been satisfied.  Therefore money from investors will not be insulated from creditor claims, including any currently unknown contingencies.

James D. Edsall, our officer and director, will sell the shares offered by the Company at a fixed price of $0.02 per share, for the 180-day subscription period, as extended, and intends to offer them to friends, family members, and business acquaintances. In offering the securities on our behalf, our officer and director will rely on the safe harbor from broker dealer registration set out in Rule 3a4-1 under the Securities Exchange Act of 1934.

The officer and director will not register as a broker-dealer pursuant to Section 15 of the Securities Exchange Act of 1934, in reliance upon Rule 3a4-1, which sets forth those conditions under which a person associated with an Issuer may participate in the offering of the Issuer's securities and not be deemed to be a broker-dealer.

a.  Our officer and director is not subject to a statutory disqualification, as that term is defined in Section 3(a)(39) of the Act, at the time of her participation; and,
b.  Our officer and director will not be compensated in connection with her participation by the payment of commissions or other remuneration based either directly or indirectly on transactions in securities; and
c.  Our officer and director is not, nor will be at the time of her participation in the offering, an associated person of a broker-dealer; and
d.  Our officer and director meets the conditions of paragraph (a)(4)(ii) of Rule 3a4-1 of the Exchange Act, in that she (A) primarily performs, or is intended primarily to perform at the end of the offering, substantial duties for or on behalf of our company, other than in connection with transactions in securities; and (B) is not a broker or dealer, or been associated person of a broker or dealer, within the preceding twelve months; and (C) has not participated in selling and offering securities for any Issuer more than once every twelve months other than in reliance on Paragraphs (a)(4)(i) or (a)(4)(iii).

Only after our registration statement is declared effective by the Securities and Exchange Commission (the "SEC"), do we intend to advertise and hold investment meetings.  We will not utilize the Internet to advertise our offering.  Once the registration statement is declared effective, Mr. Edsall will distribute the prospectus to potential investors at investment meetings, to business associates, and to his friends and relatives who are interested in a possible investment in the Company.  No shares purchased in this Offering will be subject to any kind of lock-up agreement.

Neither the Company’s management nor any of his affiliates will purchase shares in this Offering to reach the minimum.

Section 15(G) of the Exchange Act

Our shares are “penny stocks” covered by Section 15(g) of the Securities Exchange Act of 1934, as amended, and Rules 15g-1 through 15g-6 promulgated thereunder. These rules impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally institutions with assets in excess of $1,000,000 or individuals with net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouses).  For transactions covered by the Rule, the broker-dealer must make a special suitability determination for the purchase and have received the purchaser’s written agreement to the transaction prior to the sale.  Consequently, the Rule may affect the ability of broker-dealers to sell our securities and also may affect your ability to resell your shares.

Section 15(g) also imposes additional sales practice requirements on broker-dealers who sell penny securities. These rules require a one page summary of certain essential items. The items include the risk of investing in penny stocks in both public offerings and secondary marketing; terms important to an understanding of the function of the penny stock market, such as “bid” and “offer” quotes, a dealers “spread” and broker-dealer compensation; the broker-dealers duties to its customers, including the disclosures required by any other penny stock disclosure rules; the customers rights and remedies in causes of fraud in penny stock transactions; and, FINRA’s toll free telephone number and the central number of the North American Administrators Association, for information on the disciplinary history of broker-dealers and their associated persons.

Rule 15g-1 exempts a number of specific transactions from the scope of the penny stock rules.

Rule 15g-2 declares unlawful broker-dealer transactions in penny stocks unless the broker-dealer has first provided to the customer a standardized disclosure document.

Rule 15g-3 provides that it is unlawful for a broker-dealer to engage in a penny stock transaction unless the broker-dealer first discloses and subsequently confirms to the customer current quotation prices or similar market information concerning the penny stock in question.

Rule 15g-4 prohibits broker-dealers from completing penny stock transactions for a customer unless the broker-dealer first discloses to the customer the amount of compensation or other remuneration received as a result of the penny stock transaction.

Rule 15g-5 requires that a broker-dealer executing a penny stock transaction, other than one exempt under Rule 15g-1, disclose to its customer, at the time of or prior to the transaction, information about the sales persons compensation.

Rule 15g-6 requires broker-dealers selling penny stocks to provide their customers with monthly account statements.

The foregoing rules apply to broker-dealers.  They do not apply to us in any manner whatsoever. The application of the penny stock rules may affect your ability to resell your shares because many brokers are unwilling to buy, sell or trade penny stocks as a result of the additional sales practices imposed upon them.

Regulation M

We are subject to Regulation M of the Securities Exchange Act of 1934.  Regulation M governs activities of underwriters, issuers, selling security holders, and others in connection with offerings of securities.  Regulation M prohibits distribution participants and their affiliated purchasers from bidding for purchasing or attempting to induce any person to bid for or purchase the securities being distributed.  Our president and director, who will sell the shares, is aware that he is required to comply with the provisions of Regulation M, promulgated under the Securities and Exchange Act of 1934, as amended.

Offering Period and Expiration Date

This Offering will start on the date that this registration statement is declared effective by the SEC and continue for a period of 180 days, and an additional 90 days, if so elected by our Board of Directors, unless the Offering is completed or otherwise terminated by us.

Procedures for Subscribing

We have established a separate bank account and all proceeds from the shares sold by the Company will be deposited into that account until such time as the minimum number of shares is sold, at which time the funds will be transferred into our operating account for use in our operations.  A subscription will be counted toward the minimum subscription amount of 2,000,000 shares when all of the following have occurred:
1.	We have accepted the subscription; and
2.	All funds representing payment for such subscription have been received by the company prior to the termination of the subscription period, or extended subscription period, if any; and
3.	All funds received for such subscription have cleared the banking system and are immediately available for the account of Santaro Interactive Entertainment Company.

Right to Reject Subscriptions

We have the right to accept or reject subscriptions in whole or in part, for any reason or for no reason. Subscriptions for securities will be accepted or rejected within 48 hours of our receipt. We will return all monies from rejected subscriptions immediately to the subscriber, without interest or deductions.

Description of Securities

Common Stock
The following description of our capital stock and provisions of our Articles of Incorporation, and Bylaws is only a summary. You should also refer to our Articles of Incorporation, a copy of which is incorporated by reference as an exhibit to the registration statement of which this prospectus is a part, and our Bylaws, a copy of which is incorporated by reference as an exhibit to the registration statement of which this prospectus is a part.

We are authorized to issue up to 75,000,000 of our Common Shares, Par Value $.001 per share. Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our Articles of Incorporation. This means that the holders of a majority of the shares voted can elect all of the directors then standing for election. Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available at the times and in the amounts that our board of directors may determine from time to time.

Holders of common stock have no preemptive subscription, redemption or conversion rights, or other subscription rights. Upon our liquidation, dissolution, or winding-up, the holders of common stock are entitled to share in all assets remaining after payment of all liabilities and the liquidation preferences of any outstanding preferred stock. Each outstanding share of common stock is, and all shares of common stock to be issued in this Offering, when they are paid for will be, fully paid and non-assessable.

As of the date of this prospectus, we have not paid any cash dividends to stockholders.  The declaration of any future cash dividend will be at the discretion of our board of directors and will depend upon our earnings, if any, our capital requirements and financial position, our general economic conditions, and other pertinent conditions.  It is our present intention not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, in our business operations.

There are no Nevada anti-takeover provisions that may have the affect of delaying or preventing a change in control.

Interest of Named Experts and Counsel

No expert or counsel named in this prospectus as having prepared or certified any part of this prospectus or having given an opinion upon the validity of the securities being registered or upon other legal matters in connection with the registration or offering of the common stock was employed for such purpose on a contingency basis, or had, or is to receive, in connection with this Offering, a substantial interest, direct or indirect, in us or any of our parents or subsidiaries, if any, nor was any such person connected with us or any of our parents or subsidiaries as a promoter, managing or principal underwriter, voting trustee, director, officer, or employee.

Cautionary Note Regarding Forward-Looking Statements

This prospectus contains forward-looking statements that involve assumptions, and describe our future plans, strategies, and expectations. Such statements are generally identifiable by use of the words "may,"  "will,"  "should,"  "expect," "anticipate," "estimate," "believe," "intend," or "project" or the negative of these words or other variations on these words or comparable terminology. These statements are expressed in good faith and based upon a reasonable basis when made, but there can be no assurance that these expectations will be achieved or accomplished.

Such forward-looking statements include statements regarding, among other things, (a) the potential markets for our products, our potential profitability, and cash flows (b) our growth strategies, (c) anticipated trends in our industry, (d) our future financing plans and (e) our anticipated needs for working capital. This information may involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any forward-looking statements. These statements may be found under "Management's Plan of Operation" and "Description of Our Business and Properties," as well as in this prospectus generally. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under "Risk Factors" and matters described in this prospectus generally.  In light of these risks and uncertainties, there can be no assurance that the forward-looking statements contained in this filing will in fact occur. In addition to the information expressly required to be included in this filing, we will provide such further material information, if any, as may be necessary to ensure that the required statements, in light of the circumstances under which they are made, are not misleading.

Although forward-looking statements in this report reflect the good faith judgment of our management, forward-looking statements are inherently subject to known and unknown risks, business, economic and other risks and uncertainties that may cause actual results to be materially different from those discussed in these forward-looking statements. Readers are urged not to place undue reliance on these forward-looking statements, which speak only as of the date of this report. We assume no obligation to update any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this report, other than as may be required by applicable law or regulation. Readers are urged to carefully review and consider the various disclosures made by us in our reports filed with the Securities and Exchange Commission which attempt to advise interested parties of the risks and factors that may affect our business, financial condition, results of operation and cash flows. If one or more of these risks or uncertainties materialize, or if the underlying assumptions prove incorrect, our actual results may vary materially from those expected or projected.

Information about the Company

Description of Business
Santaro Interactive Entertainment Company was incorporated in the State of Nevada, United States of America, on December 30, 2009.  Its fiscal year end is February 28. The Registrant has not been a party to any bankruptcy, receivership, or similar proceedings.  Our principal executive offices are located at 5348 Vegas Drive, Las Vegas, NV 89108, and our telephone number is (702) 871-8678. We currently have no employees, and rely on the services of our sole officer and director.

General
We are a start-up venture focused on digital interactive entertainment products, primarily in developing and operating interactive online games based on our proprietary Character Adapted Gaming Platform. Our proprietary gaming platform will allow a player to interact with other users in a player-designed action scenario. The virtual reality environment will also provide a marketplace for vendors of virtual items as well as real-world advertisers to do business. We will primarily generate income through user licensing, while fees generated from the virtual marketplace will provide a secondary source of income for the Company.

Our Product
Our Character Adapted Gaming Platform will allow users to interact with each other through virtual characters or residents. Residents can explore, meet other residents, socialize, participate in individual and group activities, and create and trade virtual property and services with one another, travel throughout the world in a web-based virtual economy, and live out action scenarios based on a user-chosen character assignment.  The platform therefore combines online action gaming, shopping, social networking, and advertising.

Character Assignment
Depending on the type of experience a user desires, the user creates a resident profile or character assignment.  Each user is assigned an identity according to the user’s chosen profile.  For example, the user may choose to be a simple resident, or an “action character” such as a  “007” type spy, a movie star, a big game hunter, a soldier etc.  The unique aspect of our gaming platform is twofold. First, our platform combines multi-player online action games with online virtual-life and social networking environments, to create a more realistic online experience.  Second, utilizing character adaptation, each user has a unique view of other players in the virtual world depending on the user’s chosen character.

Virtual Life / Action Gaming
Combining multi-player online action games with online virtual-life environments creates a more realistic environment for all users.  Just as in reality, fights, car chases, and shootouts can happen anywhere in the environment, but just as in reality, such actions are more likely to happen in certain locations than in certain other locations.  For instance, zoning within certain neighborhoods restricts the type of behavior one may expect to encounter from other users in those neighborhoods.  Users looking to try out newly-acquired muscles or fighting ability may go to a virtual bar in search of a fight, where such behavior is tolerated.  Owners of such bars and other establishments will be free to set codes of conduct within their establishments, force users to check their weapons at the door, etc. In such establishments, a user whose character is an international spy might meet another spy to exchange information.

Character Adaptation
As each user interacts with others on the gaming system, the user sees the others as characters adapted to the user’s individual personal settings.  For example, if a spy character engages a soldier in a fight, the spy may perceive the soldier as another spy, while the soldier may perceive the spy as another soldier. In the instance of a merchant selling weapons, for example, the spy character may see a weapon as a specific pistol, while a big game hunter may see the same weapon as a large caliber rifle. The merchant who creates the items (the gaming platform allows merchants to create items through third party 3-D imaging software) would create all embodiments of a specific item (for instance, the pistol and large caliber rifle in the above example), and sell those items in his online store. A user may therefore customize and advance his character, for example, by changing their characteristics, such as attributes, powers, weapons, equipment, experience points, levels, feats, strengths, weaknesses, etc, just as a character would in the real world, by purchasing new weapons, joining a virtual gym, or purchasing other services or equipment from merchants.  Merchants may advertise for real world or virtual world services.

Product Development
Our gaming platform is in the early development stage.  We will utilize third party development studios to refine our technology into a viable gaming platform.  We intend to only work with third parties when we retain broad rights to commercially utilize aspects of the gaming platform created by the third party developers.  Development contracts will be structured to provide developers with incentives to provide timely and satisfactory performance by associating payments with the achievement of substantive development milestones, or by providing for the payment of royalties to them based on sales of the developed product.   However, there is no guaranty that we will be able to retain needed third party developers on favorable terms.  The failure to retain needed developers will delay or prevent commercialization of our gaming platform.

Employees
We currently have no employees. Our sole officer and Director provides services to us on an as-needed basis. When we commence full operations, we plan to hire full-time management and administrative support staff.

Intellectual Property

Patent Protection
On February 5, 2010, the Company entered into an assignment agreement with a third party, wherein all title, right and interest to the Character Adapted Gaming Platform, which forms the basis of our technology, was assigned to the Company in exchange for consideration of $5,000. The assignment agreement is attached to this Form S-1 as Exhibit 10.1.  We subsequently applied for a United States provisional patent application for the Character Adapted Gaming Platform.   A provisional application for patent is a US national application for patents filed in the United States Patent and Trademark Office and allows filing a patent without a formal claim, oath, or declaration.  It provides the means to establish an early effective filing date in a later-filed non-provisional patent application.  It also allows the term "Patent Pending" to be applied in connection with the description of the invention.

A provisional application has a pendency lasting 12 months from the date the provisional application was filed. The 12-month pendency period cannot be extended. Therefore a corresponding non-provisional application must be filed before expiration of the12-month pendency period of the provisional application in order to benefit from the earlier filing of the provisional application.  As there is no guarantee that we will raise sufficient funds to file a non-provisional application before expiration of the 12-month pendency period of the provisional application, we may lose the effective filing date of our provisional patent application and jeopardize our ability to protect our gaming platform.

Licenses from Third Parties
We are developing our own gaming platform, and are not aware of any third party licenses required at this time.  However, our platform may ultimately be based in part on rights, licenses, and properties, owned by third parties.  License agreements with third parties have variable terms and are terminable on a variety of events.  Licensors often have fairly strict approval rights.  There is no guarantee that we will be able to acquire the licenses necessary to launch our gaming platform, and if we do acquire such licenses, we may not be able to make minimum guaranteed royalty payments over the term of such licenses, including advance payments against these guarantees.   The failure to acquire or make payments on necessary licensing would have a material adverse effect on our business.

Competition
Our proposed product is in the early stages of development and it is difficult to identify competitors at this early stage.  However once our proposed product is fully developed we expect our main competition to come from other interactive virtual reality environments such as Linden Lab’s “Second Life” virtual reality platform.   Second Life is a 3-D virtual world where users create specific personas inside the game.  The users can create buildings, landscapes, or other items, and can retain full intellectual property rights over their creations.   Users can sell their creations in the Second Life online Marketplace.  Second Life was launched in 2003.  Users worldwide typically log over twenty million hours per month on the system.

Other competition is expected to come from interactive online action games such as World of Warcraft, Half-life 2, and other established online role-playing games. Our competitors have significantly greater financial, marketing, and product development resources than we do. As a result, our competitors may be able to:

•	respond more quickly to new or emerging technologies or changes in customer preferences;
•	be first to market with competing technology;
•	undertake more extensive marketing campaigns;
•	adopt more aggressive pricing policies;
•	devote greater resources to secure intellectual property rights; and
•	gain access to wider distribution channels.

Our Market
While we intend to eventually market our products worldwide, our initial marketing efforts will concentrate on the United States.  Over 70% of the population of North America uses the internet.*  The high percentage of Internet penetration, combined with a favorable regulatory regime, makes the US market appealing.  Once we begin earning revenues from US operations, we intend to expand into the Chinese market.  With over 28% of its population online, China has more than 380 million Internet users*, roughly equivalent to the entire population of the United States. Because of the social, economic, and political difficulties associated with entering the Chinese market, we intend to seek suitable, established, Chinese Internet-based gaming companies to team with in order to penetrate the market. ( * Source: www.internetworldstats.com, 2010)

A 2007 report by comScore (NASDAQ: SCOR) reported that one in four Internet users worldwide visits an online gaming site, or a total of nearly 217 million people.  According to comScore’s global study, Yahoo had the largest number of online gamers; over 52 million unique users.  MSN Games was second with around 40 million unique users.  Another 2007 survey by New Paradigm of Toronto found that seventy seven percent (77%) of the online 16- to-29-year-old population, both in the US and worldwide, would rather live without television than without the Internet.  In the US, according to a 2009 NPD Group study, roughly 82% of the population of children are gamers, with 51% of those children engaging in online gaming.

^

Regulatory Environment
The regulatory environment of online gaming varies dramatically between jurisdictions. We intend to launch our gaming platform in the United States primarily because of the freedoms associated with online content.  Because of the vast size of the Chinese market, it is our ultimate intention to eventually launch our gaming platform in China; however, the Chinese regulatory scheme presents many hurdles, which must be cleared for a successful launch in that market.

U.S. Regulation
While the United States offers many freedoms with respect to online content absent in other jurisdictions, there is still a vast array of regulatory schemes that Santaro must operate within in the United States.  For instance, the Ninth Circuit has dealt the immunity that interactive computer service providers have typically enjoyed under the Communications Decency Act (the “CDA”). Under the CDA, a company that operates an online web service that specializes in matching roommates based on their preferences has been held in violation of the Fair Housing Act because a questionnaire put together by the Company asks for certain demographic information that, when posted on the website, could be used by users and site visitors to discriminate against others.  Because the laws of each state differ, and because the online regulatory environment of the United States is in a state of change, and because of the extensive cost involved, we do not intend to conduct an exhaustive survey of the US regulatory scheme with respect to our products until our gaming platform is more fully developed.

Chinese Regulation
Because of the authoritarian nature of Chinese governance, it is difficult to determine our ability to launch any gaming platform in China. Internet regulation in the People's Republic of China is conducted under a wide variety of laws and administrative regulations. The Chinese government has implemented more than sixty Internet regulations, and censorship systems are vigorously enforced by state-owned ISPs, business companies, and organizations.  For example, Section Five of the Computer Information Network and Internet Security, Protection, and Management Regulations states the following:

No unit or individual may use the Internet to create, replicate, retrieve, or transmit the following kinds of information:

1.	Inciting to resist or breaking the Constitution or laws or the implementation of administrative regulations;
2.	Inciting to overthrow the government or the socialist system;
3.	Inciting division of the country, harming national unification;
4.	Inciting hatred or discrimination among nationalities or harming the unity of the nationalities;
5.	Making falsehoods or distorting the truth, spreading rumors, destroying the order of society;
6.	Promoting feudal superstitions, sexually suggestive material, gambling, violence, murder;
7.	Terrorism or inciting others to criminal activity; openly insulting other people or distorting the truth to slander people;
8.	Injuring the reputation of state organs;
9.	Other activities against the Constitution, laws or administrative regulations.

In light of the complexity of the Chinese regulatory environment, and the social, cultural, and political obstacles facing an expansion into the Chinese market, we do not intend to conduct an exhaustive survey of the Chinese regulatory scheme with respect to our products until our gaming platform is more fully developed.

Description of Property

We do not hold ownership or leasehold interest in any property.

Reports to Security Holders
We will voluntarily make available to securities holders an annual report, including audited financials, on Form 10-K. We are not currently a fully reporting company, but upon effectiveness of this registration statement, we will be required to file reports with the SEC pursuant to the Securities Exchange Act of 1934; such as quarterly reports on Form 10-Q and current reports on Form 8-K.

Legal Proceedings
We may be involved from time to time in ordinary litigation, negotiation, and settlement matters that will not have a material effect on our operations or finances. There are no known pending legal proceedings to which the Registrant or any of its subsidiaries is a party or of which any of their property is the subject, no such proceedings are known to have been threatened, and no such proceedings are known to be contemplated by governmental authorities.

Market Price of and Dividends on the Registrant's Common Equity and Related Stockholder Matters

There is no established United States public market for our common stock.   Our common stock is not listed on a public exchange; however, we plan to contact a market maker before or immediately following the close of this offering and apply to have our shares quoted on the Over the Counter Bulletin Board (OTCBB). In order to be quoted on the OTCBB, a market maker must file an application on our behalf in order to make a market for our common stock. There can be no assurance that a market maker will agree to file the necessary documents, nor can there be any assurance that such an application for quotation will be approved.

We have 32 holders of record of our common shares as of May 3, 2010.

We have issued 11,830,000 common shares since our inception on December 30, 2009 as follows:  We have issued 8,000,000 shares to one major shareholder, Geo Global Capital Corp.; and we have issued 3,830,000 in private offerings to non-affiliate friends, family, and business associates of our director. We have agreed to register the 3,830,000 shares belonging to non-affiliate shareholders.

We do not have any compensation plan under which equity securities are authorized for issuance. There are no outstanding options or warrants or securities that are convertible into shares of common stock.  We have never paid cash dividends on any of our securities, and we have no present intentions of paying any cash dividends for the foreseeable future.

Selected Financial Data

We are a smaller reporting company as defined by Rule 229.10(f)(1) and are not required to provide the information required by this item.

Supplementary Financial Information
We are a smaller reporting company as defined by Rule 229.10(f)(1) and are not required to provide the information required by this item.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business.  As of February 28, 2010, the Company has a working capital of $14,093 and an accumulated deficit of $1,540.

Since we initiated our business operations, we have been funded primarily by the private sale of equity to investors.  During the year ended February 28, 2010, our operations were funded by the sale of equity to shareholders, which collectively totaled $21,915.  Through February 28, 2010, we had used approximately $9,647 of those funds for our operations.

We currently have very little cash on hand and no other liquid assets.  Therefore, in order to carry on our business, we must obtain additional capital. The Company intends to fund continuing operations through equity financing arrangements, which may be insufficient to fund its capital expenditures, working capital, and other cash requirements for the next twelve months.

As of February 28, 2010, we had no material commitments for capital expenditures.

Results of Operations
Due to our lack of funds, our operations are very limited.  As a result, we realized no revenue during the period of inception through February 28, 2010, and inflation and changing prices have had no impact on the Registrant's revenues or income from continuing operations since inception.

While the Registrant currently owns the rights to one pending patent application, it remains uncertain whether the patent application will ever issue.  Furthermore, our patent counsel informs us that the cost of both obtaining and enforcing patent protection is difficult to estimate.  The inability to obtain or enforce patent protection on our online gaming platform may have a material unfavorable impact on our ability to earn revenue or income from continuing operations.

Off-Balance Sheet Arrangements
The Company has no off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the Registrant’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures, or capital resources that is material to investors.

Plan of Operation
Our cash balance is $12,268 as of February 28, 2010.  We believe our cash balance is not sufficient to fund our limited levels of operations for any period of time.  We have been utilizing funds from private offerings of our common stock.  James D. Edsall, our sole officer and director, has informally agreed to advance funds to allow us to pay for offering costs, filing fees, and professional fees.  Mr. Edsall, however, has no formal commitment, arrangement or legal obligation to advance or loan funds to the Company. In order to achieve our business plan goals, we will need the funding from this Offering and substantial additional funding. We are a development stage company and have generated no revenue to date.

We believe that we will be able to raise enough money through this Offering to further our business operations, but we cannot guarantee that completion of this Offering will allow us to stay in business after doing so.  If we are unable to successfully generate revenues we may quickly use up the proceeds from this Offering and will need to find alternative funding sources. At the present time, we have not made any arrangements to raise additional funds other than through this Offering.

If we need additional cash and cannot raise it, we will either have to suspend operations until we do raise the cash, or cease operations entirely. If we raise the maximum amount of $100,000 from this Offering, we expect that it will last a maximum of twelve months without additional funding.  If we only raise the minimum amount of $40,000 from this Offering, we will need to raise additional funds within the next six months to meet the expenditures required for operating our business.  Our specific goal upon completion of this Offering is to establish an office, further our efforts to protect our intellectual property, further the development of our products, and develop a corporate website as follows:

Establish our Office
Upon the completion of the Offering, we plan to establish our office and acquire the necessary equipment we need to expand operations. We believe that it will cost approximately $7,500 to $27,000 to establish and support our office over the 12 months following completion of this Offering.  We have no intentions to hire any employees; our sole officer and director will handle our administrative duties.

Patent Protection
We currently own patent rights to an online gaming platform.  The online gaming platform is the subject of a provisional patent application filed on February 9, 2010.  Provisional patent applications are not examined for patentability and become abandoned not later than 12 months after their filing date.  Within the 12 month period that the provisional patent applications are effective, corresponding utility patent applications must be filed in order to preserve the early filing date established by the provisional application.  It is our intention to utilize funds from this Offering to file utility patent applications for our online gaming platform prior to February 9, 2011.  However, in the event that we do not raise enough funds to file our utility patent applications prior to February 9, 2011, we may file utility patent applications, which would have a later filing date and may have a material adverse affect on our ability to protect our technologies.

Product Development
We do not expect the funds we raise in this Offering to be sufficient to fully develop our technologies.  The majority of development costs will be paid to third party firms for engineering services.  We do not expect to have enough funds to fully develop any of our technologies into a viable product during fiscal year 2011, and we will need to raise additional funding to have a viable product to bring to market.

Website Development
After our office is established, we plan to develop our website. Our website will display information about our products, technologies, management, and other information. We plan to subscribe for a website search optimizing service to increase the frequency our website is displayed to our potential customers when they search for key words related to our technologies.

SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The Company reports revenues and expenses using the accrual method of accounting for financial and tax reporting purposes.

USE OF ESTIMATES

Management uses estimates and assumptions in preparing our financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses.

DEPRECIATION, AMORTIZATION, AND CAPITALIZATION

The Company currently does not have any property, plant, or equipment, but plans to record depreciation when appropriate using both straight-line and/or declining balance methods over the estimated useful life of the assets. Expenditures for maintenance and repairs are charged to expense as incurred. Additions, major renewals, and replacements that increase the property’s useful life will be capitalized. Property sold or retired, together with the related accumulated depreciation, will be removed from the appropriated accounts and the resulting gain or loss will included in net income.

The Company has capitalized intangibles for our rights to intellectual technology gaming properties, as well as costs incurred to obtain patents on the rights.  The technology rights are currently being amortized to expense on a straight-line basis assuming a useful life of 15 years.  Once obtained, the patent costs will be amortized to expense over the shorter of the patent’s useful or legal life.

INCOME TAXES

Santaro Interactive Entertainment Company accounts for its income taxes in accordance with ASC 718-740-20, whereby deferred tax assets and liabilities are determined based on temporary differences between bases used for financial reporting and income tax reporting purposes. Income taxes are provided based on tax rates in effect at the time such temporary differences are expected to reverse. A valuation allowance is provided for certain deferred tax assets if it is more likely than not, that the Company will not realize the tax assets through future operations.

PER SHARE INFORMATION

The Company computes per share information by dividing the net loss for the period presented by the weighted average number of shares outstanding during such period.

Changes in and Disagreements with Accountants

None.

Quantitative and Qualitative Disclosures about Market Risk

We are a smaller reporting company as defined by Rule 229.10(f)(1) and are not required to provide the information required by this item.

Directors and Executive Officers

Our executive officers and directors and their respective ages as of the date of this prospectus are as follows:

Name	Age	Position
James D. Edsall	39	President, Director

The directors will serve as directors until our next annual shareholder meeting or until a successor is elected who accepts the position. Directors are elected for one-year terms. Officers hold their positions at the will of the Board of Directors, absent any employment agreement.  There are no arrangements, agreements or understandings between non-management shareholders and management under which non-management shareholders may directly or indirectly participate in or influence the management of Santaro’s affairs.

James Edsall, President and Director

Since January 8, 2010, Mr. James Edsall has been our sole officer and director, and acts as the Registrant’s President, Chief Executive Officer, Secretary, Treasurer, Chief Financial Officer, Principal Accounting Officer and sole member of our Board of Directors. Mr. Edsall  has extensive knowledge of computer systems and platforms both from his career as a commercial airlines pilot, as well as from various hobbies including computer gaming.  From 2003 through the present Mr. Edsall has been a Pilot for Comair Airlines.  From March of 2000 through 2003, Mr. Edsall was a contract pilot and an independent flight instructor. Mr. Edsall is 39 years old, and holds a degree from the Florida Institute of Technology.  No company Mr. Edsall previously worked for is a parent, subsidiary, or other affiliate of the Registrant.  Mr. Edsall devotes approximately 10 hours per week to our operations, and will devote additional time as required.  Mr. Edsall is not an officer or director of any other reporting company.

To the best of our knowledge, none of our directors or executive officers, during the past ten years, has been involved in any legal proceeding of the type required to be disclosed under applicable SEC rules, including:

1.
Any petition under the Federal bankruptcy laws or any state insolvency law being filed by or against, or a receiver, fiscal agent or similar officer being appointed by a court for the business or property of such person, or any partnership in which he was a general partner at or within two years before the time of such filing, or any corporation or business association of which he was an executive officer at or within two years before the time of such filing;

2.	Conviction in a criminal proceeding, or being a named subject of a pending criminal proceeding (excluding traffic violations and other minor offenses);

3.
Being the subject of any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining him from, or otherwise limiting, the following activities:

i.
 Acting as a futures commission merchant, introducing broker, commodity trading advisor, commodity pool operator, floor broker, leverage transaction merchant, any other person regulated by the Commodity Futures Trading Commission, or an associated person of any of the foregoing, or as an investment adviser, underwriter, broker or dealer in securities, or as an affiliated person, director or employee of any investment company, bank, savings and loan association or insurance company, or engaging in or continuing any conduct or practice in connection with such activity;

ii.	Engaging in any type of business practice; or
iii.	Engaging in any activity in connection with the purchase or sale of any security or commodity or in connection with any violation of Federal or State securities laws or Federal commodities laws;

4.
Being the subject of any order, judgment or decree, not subsequently reversed, suspended or vacated, of any Federal or State authority barring, suspending or otherwise limiting for more than 60 days the right of such person to engage in any activity described in paragraph (3)(i) of this section, or to be associated with persons engaged in any such activity;

5.
Being found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission to have violated any Federal or State securities law, and the judgment in such civil action or finding by the Commission has not been subsequently reversed, suspended, or vacated;

6.
Being found by a court of competent jurisdiction in a civil action or by the Commodity Futures Trading Commission to have violated any Federal commodities law, and the judgment in such civil action or finding by the Commodity Futures Trading Commission has not been subsequently reversed, suspended or vacated;

7.
Being the subject of, or a party to, any Federal or State judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated, relating to an alleged violation of:

i.	Any Federal or State securities or commodities law or regulation; or
ii.
Any law or regulation respecting financial institutions or insurance companies  including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order; or

iii.	Any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or
8.
Being the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Executive Compensation

There are no formal written employment arrangements in place. We do not have any agreements or understandings that would change the terms of compensation during the course of the year.

There has been no compensation awarded to, earned by, or paid to any of our executive officers or directors from our inception on December 30, 2009 through February 28, 2010.

Compensation Committee Interlocks and Insider Participation

The Company’s Board of Directors does not have a compensation committee, and no member of the Company’s Board of Directors has performed functions equivalent to a compensation committee.   During the year ending February 28, 2010, none of our executive officers served as a member of the board of directors or the compensation committee, or committee performing an equivalent function, of any other entity that had one or more of its executive officers serving as a member of our board of directors or compensation committee.

Compensation Committee Interlocks and Insider Participation

The Company’s Board of Directors does not have a compensation committee, and no member of the Company’s Board of Directors has performed functions equivalent to a compensation committee.   During the year ending February 28, 2010, none of our executive officers served as a member of the board of directors or the compensation committee, or committee performing an equivalent function, of any other entity that had one or more of its executive officers serving as a member of our board of directors or compensation committee.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth the ownership, as of May 3 , 2010 of our common stock by each of our directors, and by all executive officers and directors as a group, and by each person known to us who is the beneficial owner of more than 5% of any class of our securities. A person is deemed a beneficial owner if that person has the right to acquire beneficial ownership of a security within 60 days. As of May 3, 2010, there are no outstanding options or warrants or securities that are convertible into shares of common stock, nor are there any other known rights of any persons to acquire beneficial ownership of our securities.

As of May 3 , 2010 there were 11,830,000 common shares issued and outstanding. To the best of our knowledge, all persons named have sole voting and investment power with respect to the shares, except as otherwise noted.

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class Before Offering	Percent of Class After Offering with Minimum Number of Shares Sold	Percent of Class After Offering with Maximum Number of Shares Sold
Common	* Geo Global Capital Corp	8,000,000	67.6%	57.9%	47.5%
Common	James D. Edsall	0	0	0	0
	All Officers and Directors as a Group	0	0	0	0

* Mr. Roger E. Bendelac has sole voting power and sole investment power regarding all shares held by Geo Global Capital Corp.
Certain Relationships and Related Transactions

None of our directors and officers, nor any proposed nominee for election as a director, nor any person who beneficially owns, directly or indirectly, shares carrying more than 5 % of the voting rights attached to all of our outstanding shares, nor any promoter, nor any relative or spouse of any of the foregoing persons has any material interest, direct or indirect, in any transaction since our inception, or in any presently proposed transaction which, in either case, has or will materially affect us.

On January 8, 2010, we sold 8,000,000 shares of our restricted common stock to Geo Global Capital Corporation, at $.0025 per share, in exchange for total consideration of $20,000.  As of April 30, 2010, Geo Global Capital Corp. owns 67.6% of our common stock, constituting control as defined in Rule 405 of Regulation C of the Securities Act. Mr. Roger E. Bendelac has sole voting power and sole investment power regarding all shares held by Geo Global Capital Corp.

Director Independence

Under NASDAQ rule 4200(a)(15), a director is not considered to be independent if he or she is also an executive officer or employee of the corporation.  Our sole director, James D. Edsall is also our sole officer.   As a result, we do not have any independent directors.

Additional Information

We have filed with the Commission a registration statement on Form S-1 under the 1933 Act with respect to the securities offered by this prospectus. This prospectus, which forms a part of the registration statement, does not contain all the information set forth in the registration statement, as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the securities offered by this prospectus, reference is made to the registration statement.

Statements contained in this prospectus as to the contents of any contract or other document that we have filed as an exhibit to the registration statement are qualified in their entirety by reference to the to the exhibits for a complete statement of their terms and conditions. The registration statement and other information may be read and copied at the Commission's Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at: 1-800-SEC-0330.  The Commission maintains a web site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the Commission.

OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

The following table sets forth the various costs and expenses in connection with the sale and distribution of the Common Stock being registered.  All amounts shown are estimates except the Securities and Exchange Commission registration fee.  The costs and expenses set forth below include the costs attributable to the registration of shares for the Company’s Offering as well as the Selling Shareholders, which expenses shall be paid borne entirely by the Company.

Cost to Company
SEC Registration Fee	$13
Printing and Edgarizing expenses	$1,500
Legal fees and expenses	$7,500
Accounting fees and expenses	$3,000
Transfer agent	$500
Stock certificates	$300
Miscellaneous	$87

Total	$12,900

Indemnification of Officers and Directors
Under our Articles of Incorporation and Bylaws of the corporation, we may indemnify an officer or director who is made a party to any proceeding, including a lawsuit, because of his/her position, if he/she acted in good faith and in a manner he/she reasonably believed to be in our best interest. We may advance expenses incurred in defending a proceeding. To the extent that the officer or director is successful on the merits in a proceeding as to which he/she is to be indemnified, we must indemnify him/her against all expenses incurred, including attorney's fees. With respect to a derivative action, indemnity may be made only for expenses actually and reasonably incurred in defending the proceeding, and if the officer or director is judged liable, only by a court order. The indemnification is intended to be to the fullest extent permitted by the laws of the State of Nevada.

Disclosure of Commission Position of Indemnification for Securities Act Liabilities

We have been advised that, in the opinion of the Securities and Exchange Commission, indemnification for liabilities arising under the Securities Act is against public policy as expressed in the Securities Act, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities is asserted by one of our directors, officers, or controlling persons in connection with the securities being registered, we will, unless in the opinion of our legal counsel the matter has been settled by controlling precedent, submit the question of whether such indemnification is against public policy to court of appropriate jurisdiction. We will then be governed by the court's decision.

Recent Sales of Unregistered Securities

January 8, 2010, the Company sold 8,000,000 shares of its common stock, par value $.0025 per share, to Geo Global Capital Corp.  Total consideration received from this offering was $20,000.

In January 2010, the Company completed an offering of 3,530,000 shares of its common stock, par value $.0005 per share, to friends and business associates of our Director, James D. Edsall. Total consideration received from this offering was $1,765.

In February 2010, the Company completed an offering of 300,000 shares of its common stock, par value $.0005 per share, to friends and business associates of our Director, James D. Edsall.  Total consideration received from this offering was $150.

The offers, sales, and issuances of the securities described above were deemed to be exempted from registration under the Securities Act of 1933 (the “Securities Act”) in reliance Section 4(2) of the Securities Act in that the issuance of securities to the recipients did not involve a public offering. Appropriate legends were affixed to the securities issued in these transactions. Each of the recipients of securities in these transactions was either an accredited investor or was provided the information specified in paragraph (b)(2) of Rule 502 of the Securities Act.

Exhibits and Financial Statement Schedules

Financial Statements

Santaro Interactive Entertainment Company
(A Development Stage Company)

Audited Financial Statements

For the Period from December 30, 2009
(Inception) to February 28, 2010

Santaro Interactive Entertainment Company
(A Development Stage Company)

Index to the Audited Financial Statements

For the Period from December 30, 2009
(Inception) to February 28, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Stockholders
Santaro Interactive Entertainment Company
Las Vegas, NV

We have audited the accompanying balance sheet of Santaro Interactive Entertainment Company (a development stage company) (the “Company”) as of February 28, 2010, and the related statements of operations, changes in stockholders' equity, and cash flows for the period from December 30, 2009 (date of inception) through February 28, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States of America). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, based on our audit, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of February 28, 2010, and the results of its operations and cash flows for the period of December 30, 2009 (date of inception) through February 28, 2010, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6 to the financial statements, the Company has not generated revenues from operations and has incurred net losses since inception. This raises substantial doubt about the Company's ability to meet its obligations and to continue as a going concern. Management's plans in regard to this matter are described in Note 6. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Child, Van Wagoner & Bradshaw, PLLC

Child, Van Wagoner & Bradshaw, PLLC
Salt Lake City, UT
March 23, 2010

Santaro Interactive Entertainment Company
(A Development Stage Company)
Balance Sheet

February 28, 2010

ASSETS
Current assets:
Cash	$12,268
Prepaid expenses	8,669
Total current assets	20,937

Other assets:
Intangible assets, net (Note 3)	6,282
Total assets	$27,219

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$6,844
Total current liabilities	6,844

Stockholders' Equity: (Note 4)
Common stock, par value $.001, 75,000,000 shares
authorized, 11,830,000 shares issued and outstanding	11,830
Additional paid-in capital	10,085
Deficit accumulated during the development stage	(1,540)
Total stockholders' equity	20,375
Total liabilities and stockholders' equity	$27,219

See accompanying notes to the audited financial statements.

Santaro Interactive Entertainment Company
(A Development Stage Company)
Statement of Operations

For the Period from December 30, 2009 (Inception) to February 28, 2010

Revenues:	$-

Operating expenses:
Selling, general and administrative	1,540
Operating loss before income taxes	(1,540)

Income tax (expense) benefit	-

Net loss available to common stockholders	$(1,540)

Basic and diluted loss per common share	$(0.00)

Weighted average shares outstanding	9,409,508

See accompanying notes to the audited financial statements.

Santaro Interactive Entertainment Company
(A Development Stage Company)
Statement of Changes in Stockholders’ Equity
For the Period from December 30, 2009 (Inception) to February 28, 2010

	Common Stock
	Shares	Amount	Additional Paid- in Capital	Deficit Accumulated During the Development Stage	Total Stockholders' Equity

Balance, December 30, 2009 (Inception)	-	$-	$-	$-	$-
Common stock issued for cash at $.0025 per share	8,000,000	8,000	12,000	-	20,000
Common stock issued for cash at $.0005 per share	3,830,000	3,830	(1,915)	-	1,915
Net loss for the period ended February 28, 2010	-	-	-	(1,540)	(1,540)

Balance, February 28, 2010	11,830,000	$11,830	$10,085	$(1,540)	$20,375

See accompanying notes the audited financial statements.

Santaro Interactive Entertainment Company
(A Development Stage Company)
Statement of Cash Flows

For the Period from December 30, 2009 (Inception) to February 28, 2010

Cash flows from operating activities:
Net loss	$(1,540)
Adjustments to reconcile net loss to net cash used in operating activities:
Amortization of intangible assets	28
Changes in operating assets and liabilities:
Accounts payable	644
Prepaid expenses	(8,669)
Net cash used in operating activities	(9,537)

Cash flows from investing activities:
Purchase of intangible assets	(110)
Net cash used in investing activities	(110)

Cash flows from financing activities:
Issuance of common stock for cash	21,915
Net cash provided by financing activities	21,915

Net increase in cash	12,268
Cash at beginning of period	-
Cash at end of period	$12,268

Schedule of Non-Cash Investing and Financing Activities:
Purchase of intangible assets on credit	$6,200

Supplemental Disclosures:
Cash paid for interest	$-
Cash paid for income taxes	$-

See accompanying notes to the audited financial statements.

Santaro Interactive Entertainment Company
(A Development Stage Company)
Notes to the Audited Financial Statements
For the Period from December 30, 2009 (Inception) to February 28, 2010

1)	ORGANIZATION

Santaro Interactive Entertainment Company (the “Company”) was incorporated on December 30, 2009 in the State of Nevada.  The Company’s accounting and reporting policies conform to accounting principles generally accepted in the United States of America, and the Company’s fiscal year-end is February 28.

The Company’s intended operations are to develop and market online interactive gaming products.  The Company currently owns the right and title to technology relating to its interactive gaming platform (Note 3).  To date, the Company’s activities have been limited to its formation, minimal operations, and the raising of equity capital.

DEVELOPMENT STAGE COMPANY

The Company is considered to be in the development stage as defined in ASC 915 “Accounting and Reporting by Development Stage Enterprises.”  The Company’s efforts have been devoted primarily to raising capital, borrowing funds, and attempting to implement its planned, principal activities.

2)	SIGNIFICANT ACCOUNTING POLICIES

USE OF ESTIMATES

The preparation of the Company’s financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period.  Actual results could differ from those estimates.  The Company’s periodic filings with the Securities and Exchange Commission include, where applicable, disclosures of estimates, assumptions, uncertainties, and markets that could affect the financial statements and future operations of the Company.

Santaro Interactive Entertainment Company
(A Development Stage Company)
Notes to the Audited Financial Statements
For the Period from December 30, 2009 (Inception) to February 28, 2010

2)	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include cash in banks, money market funds, and certificates of term deposits with maturities of less than three months from inception, which are readily convertible to known amounts of cash and which, in the opinion of management, are subject to an insignificant risk of loss in value.  The Company had $12,268 in cash and had no cash equivalents as of February 28, 2010.

NET LOSS PER SHARE OF COMMON STOCK

The Company has adopted ASC 260 “Earnings per Share,” (“EPS”) which requires presentation of basic and diluted EPS on the face of the income statement for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic EPS computation to the numerator and denominator of the diluted EPS computation.  In the accompanying financial statements, basic loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the period.

The following table sets forth the computation of basic and diluted loss per share for the period of December 30, 2009 (inception) to February 28, 2010:

Net loss	$(1,540)

Weighted average shares outstanding (Basic)	9,409,508
Options	-
Warrants	-

Weighted average shares outstanding (Diluted)	9,409,508

Net loss per common share (Basic and Diluted)	$(0.00)

The Company has no potentially dilutive securities, such as options or warrants, currently issued and outstanding.

Santaro Interactive Entertainment Company
(A Development Stage Company)
Notes to the Audited Financial Statements
For the Period from December 30, 2009 (Inception) to February 28, 2010

2)	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CONCENTRATIONS OF CREDIT RISK

The Company’s financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents and related party payables it will likely incur in the near future.  The Company places its cash and cash equivalents with financial institutions of high credit worthiness.  At times, its cash and cash equivalents with a particular financial institution may exceed any applicable government insurance limits.  The Company’s management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In June 2009, the FASB established the Accounting Standards Codification (“Codification” or “ASC”) as the source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in the preparation of financial statements in accordance with generally accepted accounting principles in the United States (“GAAP”). Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) issued under authority of federal securities laws are also sources of GAAP for SEC registrants. Existing GAAP was not intended to be changed as a result of the Codification, and accordingly the change did not impact our financial statements. The ASC does change the way the guidance is organized and presented.

Statement of Financial Accounting Standards (“SFAS”) No. 165 (ASC Topic 855), “Subsequent Events,” SFAS No. 166 (ASC Topic 810), “Accounting for Transfers of Financial Assets-an Amendment of FASB Statement No. 140,” SFAS No. 167 (ASC Topic 810), “Amendments to FASB Interpretation No. 46(R),” and SFAS No. 168 (ASC Topic 105), “The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles- a replacement of FASB Statement No. 162” were recently issued. SFAS No. 165, 166, 167, and 168 have no current applicability to the Company or their effect on the financial statements would not have been significant.

Accounting Standards Update (“ASU”) ASU No. 2009-05 (ASC Topic 820), which amends Fair Value Measurements and Disclosures – Overall, ASU No. 2009-13 (ASC Topic 605), Multiple Deliverable Revenue Arrangements, ASU No. 2009-14 (ASC Topic 985), Certain Revenue Arrangements that include Software Elements, and various other ASU’s No. 2009-2 through ASU No. 2010-11 which contain technical corrections to existing guidance or affect guidance to specialized industries or entities were recently issued. These updates have no current applicability to the Company or their effect on the financial statements would not have been significant.

Santaro Interactive Entertainment Company
(A Development Stage Company)
Notes to the Audited Financial Statements
For the Period from December 30, 2009 (Inception) to February 28, 2010

3)	INTANGIBLE ASSETS

On February 5, 2010, the Company entered into an assignment agreement with a third party, wherein all title, right and interest to the Character Adapted Gaming Platform Invention (the “Invention”) was assigned to the Company in exchange for $5,000 (subsequently paid on March 23, 2010).  Furthermore, the Company determined to pursue provisional patent applications for the Invention.  Accordingly, the Company incurred an additional $1,310 in legal and application fees.

In total, the Company has incurred and capitalized $6,310 in costs related to the Invention.  These costs have been recorded in intangible assets as of February 28, 2010.  The Company has elected to amortize costs associated with the Invention, totaling $5,000, over an estimated useful life of 15 years.  Accordingly, $28 has been amortized and recorded in selling, general, and administrative costs for the period ended February 28, 2010, resulting in net intangible assets of $6,282 at year-end.  Other costs associated with the patent will be amortized over the shorter of the determinable useful or legal life, once the patent is granted.

4)	STOCKHOLDERS’ EQUITY

AUTHORIZED STOCK

The Company has authorized 75,000,000 of common shares with a par value of $.001 per share.  Each share entitles the holder to one vote, in person or proxy, on any matter on which action of the shareholder of the Company is sought.

SHARE ISSUANCES

On January 8, 2010, the Company issued 8,000,000 shares of common stock to a third party at $.0025 per share, in exchange for $20,000.

On various dates in January and February 2010, the Company issued 3,830,000 shares of common stock to affiliates of the Company’s President at $.0005 per share, in exchange for $1,915.

On February 12, 2010, the Company effected a 20:1 forward split of its common stock.  As a result, each issued and outstanding share of the Company’s common stock on that date was automatically converted to 20 shares of common stock.  The stock split has been retroactively applied to all periods presented and all share issuances described in the audited financial statements and footnotes are assumed to be post-split unless otherwise indicated.

As of February 28, 2010, the Company had issued and outstanding 11,830,000 common shares.

Santaro Interactive Entertainment Company
(A Development Stage Company)
Notes to the Audited Financial Statements
For the Period from December 30, 2009 (Inception) to February 28, 2010

5)	PROVISION FOR INCOME TAXES

The Company recognizes the tax effects of transactions in the year in which such transactions enter into the determination of net income, regardless of when reported for tax purposes. Deferred taxes are provided in the financial statements under ASC 718-740-20 to give effect to the resulting temporary differences which may arise from differences in the basis of fixed assets, depreciation methods, allowances, and start-up costs based on the income taxes expected to be payable in future years.

Minimal development stage deferred tax assets arising as a result of net operating loss carry forwards have been offset completely by a valuation allowance due to the uncertainty of their utilization in future periods.  Operating loss carry forwards totaled $1,540 for the period from December 30, 2009 (Inception) to February 28, 2010 and will begin to expire in 2029.  Accordingly, deferred tax assets of approximately $539 were offset by a valuation allowance, which increased by the same amount during the period ended February 28, 2010.

The Company adopted the provisions of uncertain tax positions as addressed in ASC 740-10-65-1, on December 31, 2004. As a result of the implementation of ASC 740-10-65-1, the Company recognized approximately no increase in the liability for unrecognized tax benefits.

The Company has no tax position at February 28, 2010 for which the ultimate deductibility is highly certain but for which there is uncertainty about the timing of such deductibility. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses. No such interest or penalties were recognized during the periods presented. The Company had no accruals for interest and penalties at February 28, 2010. The Company’s utilization of any net operating loss carry forward may be unlikely as a result of its intended development stage activities.

Santaro Interactive Entertainment Company
(A Development Stage Company)
Notes to the Audited Financial Statements
For the Period from December 30, 2009 (Inception) to February 28, 2010

6)	GOING CONCERN AND LIQUIDITY CONSIDERATIONS

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates, among other things, the realization of assets and satisfaction of liabilities in the normal course of business.  As of February 28, 2010, the Company has working capital of $14,093 and an accumulated deficit of $1,540.  The Company intends to fund operations through equity financing arrangements, which may be insufficient to fund its capital expenditures, working capital and other cash requirements for the next twelve months.

The ability of the Company to emerge from the development stage is dependent upon, among other things, obtaining additional financing to continue operations, develop, patent and market its patent pending technology.  In response to these problems, management intends to raise additional funds through public or private placement offerings. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern.  The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

7)	SUBSEQUENT EVENTS

The Company has evaluated its subsequent events from the balance sheet date through the date of this report and determined there are no additional events to disclose.

Exhibits

The following Exhibits are filed as part of this Registration Statement, pursuant to Item 601 of Regulation S-K.

Exhibit Number	Document Description
3.1	Articles of Incorporation
3.2	Bylaws
4.1	Specimen Stock Certificate
5.1	Opinion of the law firm of Befumo & Schaeffer, PLLC, regarding the legality of the securities being registered.
10.1	Assignment Agreement
23.1	Consent of Child, Van Wagoner & Bradshaw, PLLC
23.2	Consent of the law firm of Befumo & Schaeffer, PLLC
99.1	Subscription Agreement

Undertakings

The undersigned Registrant hereby undertakes:

1. To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

a)	include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
b)
reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information set forth in this registration statement; and notwithstanding the forgoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration Statement; and

c)
include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

2. That, for the purpose of determining any liability under the Securities Act of 1933 , each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered hereby which remain unsold at the termination of the offering.

4. That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, we undertake that in a primary offering of our securities pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, we will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i.	any preliminary prospectus or prospectus that we file relating to the offering required to be filed pursuant to Rule 424 (Section 230.424 of this chapter);
ii.	any free writing prospectus relating to the offering prepared by or on our behalf or used or referred to by us;
iii.	the portion of any other free writing prospectus relating to the offering containing material information about us or our securities provided by or on behalf of us; and
iv.	any other communication that is an offer in the offering made by us to the purchaser.

Each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the provisions above, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act, and is, therefore, unenforceable.

In the event that a claim for indemnification against such liabilities, other than the payment by us of expenses incurred or paid by one of our directors, officers, or controlling persons in the successful defense of any action, suit or proceeding, is asserted by one of our directors, officers, or control person in connection with the securities being registered, we will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification is against public policy as expressed in the Securities Act, and we will be governed by the final adjudication of such issue.

44

Signatures

In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing of this Form S-1 Registration Statement and has duly caused this Form S-1 Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Washington, DC, on this 4th day of May , 2010.

SANTARO INTERACTIVE ENTERTAINMENT COMPANY

By:	/s/ James D. Edsall
James D. Edsall, President, Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer, & Director

Pursuant to the requirements of the Securities Act of 1933, this Form S-1 Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ James D. Edsall	Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer & Director	May 4, 2010

Santaro Interactive Entertainment Company S-1/A

Exhibit 3.1

Santaro Interactive Entertainment Company S-1/A

Exhibit 3.2

BYLAWS
OF
SANTARO INTERACTIVE ENTERTAINMENT COMPANY
(the "Corporation")
ARTICLE I: MEETINGS OF SHAREHOLDERS

Section 1 - Annual Meetings

The annual meeting of the shareholders of the Corporation shall be held at the time fixed, from time to time, by the Board of Directors.

Section 2 - Special Meetings

Special meetings of the shareholders may be called by the Board of Directors or such person or persons authorized by the Board of Directors.

Section 3 - Place of Meetings

Meetings of shareholders shall be held at the registered office of the Corporation, or at such other places, within or without the State of Nevada as the Board of Directors may from time to time fix.

Section 4 - Notice of Meetings

A notice convening an annual or special meeting which specifies the place, day, and hour of the meeting, and the general nature of the business of the meeting, must be faxed, personally delivered or mailed postage prepaid to each shareholder of the Corporation entitled to vote at the meeting at the address of the shareholder as it appears on the stock transfer ledger of the Corporation, at least ten (10) days prior to the meeting. Accidental omission to give notice of a meeting to, or the non-receipt of notice of a meeting by, a shareholder will not invalidate the proceedings at that meeting.

Section 5 - Action Without a Meeting

Unless otherwise provided by law, any action required to be taken at a meeting of the shareholders, or any other action which may be taken at a meeting of the shareholders, may be taken without a meeting, without prior notice and without a vote if written consents are signed by shareholders representing a majority of the shares entitled to vote at such a meeting, except however, if a different proportion of voting power is required by law, the Articles of Incorporation or these Bylaws, than that proportion of written consents is required. Such written consents must be filed with the minutes of the proceedings of the shareholders of the Corporation.

Section 6 – Quorum

a)  No business, other than the election of the chairman or the adjournment of the meeting, will be transacted at an annual or special meeting unless a quorum of shareholders, entitled to attend and vote, is present at the commencement of the meeting, but the quorum need not be present throughout the meeting.

b)  Except as otherwise provided in these Bylaws, a quorum is two persons present and being, or representing by proxy, shareholders of the Corporation.

c)  If within half an hour from the time appointed for an annual or special meeting a quorum is not present, the meeting shall stand adjourned to a day, time and place as determined by the chairman of the meeting.

Section 7 - Voting

Subject to a special voting rights or restrictions attached to a class of shares, each shareholder shall be entitled to one vote for each share of stock in his or her own name on the books of the corporation, whether represented in person or by proxy.

Section 8 - Motions

No motion proposed at an annual or special meeting need be seconded.

Section 9 - Equality of Votes

In the case of an equality of votes, the chairman of the meeting at which the vote takes place is not entitled to have a casting vote in addition to the vote or votes to which he may be entitled as a shareholder of proxyholder.

Section 10 - Dispute as to Entitlement to Vote

In a dispute as to the admission or rejection of a vote at an annual or special meeting, the decision of the chairman made in good faith is conclusive.

Section 11 – Proxy

a)  Each shareholder entitled to vote at an annual or special meeting may do so either in person or by proxy. A form of proxy must be in writing under the hand of the appointor or of his or her attorney duly authorized in writing, or, if the appointor is a corporation, either under the seal of the corporation or under the hand of a duly authorized officer or attorney. A proxyholder need not be a shareholder of the Corporation.

b)  A form of proxy and the power of attorney or other authority, if any, under which it is signed or a facsimiled copy thereof must be deposited at the registered office of the Corporation or at such other place as is specified for that purpose in the notice convening the meeting. In addition to any other method of depositing proxies provided for in these Bylaws, the Directors may from time to time by resolution make regulations relating to the depositing of proxies at a place or places and fixing the time or times for depositing the proxies not exceeding 48 hours (excluding Saturdays, Sundays and holidays) preceding the meeting or adjourned meeting specified in the notice calling a meeting of shareholders.

ARTICLE II: BOARD OF DIRECTORS

Section 1 - Number, Term, Election and Qualifications

a)  The first Board of Directors of the Corporation, and all subsequent Boards of the Corporation, shall consist of not less than one (1) and not more than nine (9) directors. The number of Directors may be fixed and changed from time to time by ordinary resolution of the shareholders of the Corporation.

b)  The first Board of Directors shall hold office until the first annual meeting of shareholders and until their successors have been duly elected and qualified or until there is a decrease in the number of directors. Thereinafter, Directors will be elected at the annual meeting of shareholders and shall hold office until the annual meeting of the shareholders next succeeding his or her election, or until his or her prior death, resignation or removal. Any Director may resign at any time upon written notice of such resignation to the Corporation.

c)  A casual vacancy occurring in the Board may be filled by the remaining Directors.

d)  Between successive annual meetings, the Directors have the power to appoint one or more additional Directors but not more than 1/2 of the number of Directors fixed at the last shareholder meeting at which Directors were elected. A Director so appointed holds office only until the next following annual meeting of the Corporation, but is eligible for election at that meeting. So long as he or she is an additional Director, the number of Directors will be increased accordingly.

e)  A Director is not required to hold a share in the capital of the Corporation as qualification for his or her office.

Section 2 - Duties, Powers and Remuneration

a)  The Board of Directors shall be responsible for the control and management of the business and affairs, property and interests of the Corporation, and may exercise all powers of the Corporation including opening bank accounts, except for those powers conferred upon or reserved for the shareholders or any other persons as required under Nevada state law, the Corporation's Articles of Incorporation or by these Bylaws.

b)  The remuneration of the Directors may from time to time be determined by the Directors or, if the Directors decide, by the shareholders.

Section 3 - Meetings of Directors

a)  The President of the Corporation shall preside as chairman at every meeting of the Directors, or if the President is not present or is willing to act as chairman, the Directors present shall choose one of their number to be chairman of the meeting.

b)  The Directors may meet together for the dispatch of business, and adjourn and otherwise regulate their meetings as they think fit. Questions arising at a meeting must be decided by a majority of votes. In case of an equality of votes the chairman does not have a second or casting vote. Meetings of the Board held at regular intervals may be held at the place and time upon the notice (if any) as the Board may by resolution from time to time determine.

c)  A Director may participate in a meeting of the Board or of a committee of the Directors using conference telephones or other communications facilities by which all Directors participating in the meeting can hear each other and provided that all such Directors agree to such participation. A Director participating in a meeting in accordance with this Bylaw is deemed to be present at the meeting and to have so agreed. Such Director will be counted in the quorum and entitled to speak and vote at the meeting.

d)  A Director may, and the Secretary on request of a Director shall, call a meeting of the Board. Reasonable notice of the meeting specifying the place, day and hour of the meeting must be given by mail, postage prepaid, addressed to each of the Directors and alternate Directors at his or her address as it appears on the books of the Corporation or by leaving it at his or her usual business or residential address or by telephone, facsimile or other method of transmitting legibly recorded messages. It is not necessary to give notice of a meeting of Directors to a Director immediately following a shareholder meeting at which the Director has been elected, or is the meeting of Directors at which the Director is appointed.

e)  A Director of the Corporation may file with the Secretary a document executed by him waiving notice of a past, present or future meeting or meetings of the Directors being, or required to have been, sent to him and may at any time withdraw the waiver with respect to meetings held thereafter. After filing such waiver with respect to future meetings and until the waiver is withdrawn no notice of a meeting of Directors need be given to the Director. All meetings of the Directors so held will be deemed not to be improperly called or constituted by reason of notice not having been given to the Director.

f)  The quorum necessary for the transaction of the business of the Directors may be fixed by the Directors and if not so fixed is a majority of the Directors or, if the number of Directors is fixed at one, is one Director.

g)  The continuing Directors may act notwithstanding a vacancy in their body but, if and so long as their number is reduced below the number fixed pursuant to these Bylaws as the necessary quorum of Directors, the continuing Directors may act for the purpose of increasing the number of Directors to that number, or of summoning a shareholder meeting of the Corporation, but for no other purpose.

h)  All acts done by a meeting of the Directors, a committee of Directors, or a person acting as a Director, will, notwithstanding that it be afterwards discovered that there was some defect in the qualification, election or appointment of the Directors, shareholders of the committee or person acting as a Director, or that any of them were disqualified, be as valid as if the person had been duly elected or appointed and was qualified to be a Director.

i)  A resolution consented to in writing, whether by facsimile or other method of transmitting legibly recorded messages, by all of the Directors is as valid as if it had been passed at a meeting of the Directors duly called and held. A resolution may be in two or more counterparts which together are deemed to constitute one resolution in writing. A resolution must be filed with the minutes of the proceedings of the directors and is effective on the date stated on it or on the latest date stated on a counterpart.

j)  All Directors of the Corporation shall have equal voting power.

Section 4 - Removal

One or more or all the Directors of the Corporation may be removed with or without cause at any time by a vote of two-thirds of the shareholders entitled to vote thereon, at a special meeting of the shareholders called for that purpose.

Section 5 – Committees

a)  The Directors may from time to time by resolution designate from among its members one or more committees, and alternate members thereof, as they deem desirable, each consisting of one or more members, with such powers and authority (to the extent permitted by law and these Bylaws) as may be provided in such resolution. Each such committee shall serve at the pleasure of the Board of Directors and unless otherwise stated by law, the Certificate of Incorporation of the Corporation or these Bylaws, shall be governed by the rules and regulations stated herein regarding the Board of Directors.

b)  Each Committee shall keep regular minutes of its transactions, shall cause them to be recorded in the books kept for that purpose, and shall report them to the Board at such times as the Board may from time to time require. The Board has the power at any time to revoke or override the authority given to or acts done by any Committee.

ARTICLE III: OFFICERS

Section 1 - Number, Qualification, Election and Term of Office

a)  The Corporation's officers shall have such titles and duties as shall be stated in these Bylaws or in a resolution of the Board of Directors which is not inconsistent with these Bylaws. The officers of the Corporation shall consist of a president, secretary, treasurer, and also may have one or more vice presidents, assistant secretaries and assistant treasurers and such other officers as the Board of Directors may from time to time deem advisable. Any officer may hold two or more offices in the Corporation, and may or may not also act as a Director.

b)  The officers of the Corporation shall be elected by the Board of Directors at the regular annual meeting of the Board following the annual meeting of shareholders.

c)  Each officer shall hold office until the annual meeting of the Board of Directors next succeeding his or her election, and until his or her successor shall have been duly elected and qualified, subject to earlier termination by his or her death, resignation or removal.

Section 2 - Resignation

Any officer may resign at any time by giving written notice of such resignation to the Corporation.

Section 3 - Removal

Any officer appointed by the Board of Directors may be removed by a majority vote of the Board, either with or without cause, and a successor appointed by the Board at any time, and any officer or assistant officer, if appointed by another officer, may likewise be removed by such officer.

Section 4 - Remuneration

The remuneration of the Officers of the Corporation may from time to time be determined by the Directors or, if the Directors decide, by the shareholders.

Section 5 - Conflict of Interest

Each officer of the Corporation who holds another office or possesses property whereby, whether directly or indirectly, duties or interests might be created in conflict with his or her duties or interests as an officer of the Corporation shall, in writing, disclose to the President the fact and the nature, character and extent of the conflict and abstain from voting with respect to any resolution in which the officer has a personal interest.

ARTICLE V: SHARES OF STOCK

Section 1 - Certificate of Stock

a)  The shares of the Corporation shall be represented by certificates or shall be uncertificated shares.

b)  Certificated shares of the Corporation shall be signed, either manually or by facsimile, by officers or agents designated by the Corporation for such purposes, and shall certify the number of shares owned by the shareholder in the Corporation. Whenever any certificate is countersigned or otherwise authenticated by a transfer agent or transfer clerk, and by a registrar, then a facsimile of the signatures of the officers or agents, the transfer agent or transfer clerk or the registrar of the Corporation may be printed or lithographed upon the certificate in lieu of the actual signatures. If the Corporation uses facsimile signatures of its officers and agents on its stock certificates, it cannot act as registrar of its own stock, but its transfer agent and registrar may be identical if the institution acting in those dual capacities countersigns or otherwise authenticates any stock certificates in both capacities. If any officer who has signed or whose facsimile signature has been placed upon such certificate, shall have ceased to be such officer before such certificate is issued, it may be issued by the Corporation with the same effect as if he were such officer at the date of its issue.

c)  If the Corporation issued uncertificated shares as provided for in these Bylaws, within a reasonable time after the issuance or transfer of such uncertificated shares, and at least annually thereafter, the Corporation shall send the shareholder a written statement certifying the number of shares owned by such shareholder in the Corporation.

d)  Except as otherwise provided by law, the rights and obligations of the holders of uncertificated shares and the rights and obligations of the holders of certificates representing shares of the same class and series shall be identical.

e)  If a share certificate:

(i) is worn out or defaced, the Directors shall, upon production to them of the certificate and upon such other terms, if any, as they may think fit, order the certificate to be cancelled and issue a new certificate;

(ii) is lost, stolen or destroyed, then upon proof being given to the satisfaction of the Directors and upon and indemnity, if any being given, as the Directors think adequate, the Directors shall issue a new certificate; or

(iii) represents more than one share and the registered owner surrenders it to the Corporation with a written request that the Corporation issue in his or her name two or more certificates, each representing a specified number of shares and in the aggregate representing the same number of shares as the certificate so surrendered, the Corporation shall cancel the certificate so surrendered and issue new certificates in accordance with such request.

Section 2 - Transfers of Shares

a)  Transfers or registration of transfers of shares of the Corporation shall be made on the stock transfer books of the Corporation by the registered holder thereof, or by his or her attorney duly authorized by a written power of attorney; and in the case of shares represented by certificates, only after the surrender to the Corporation of the certificates representing such shares with such shares properly endorsed, with such evidence of the authenticity of such endorsement, transfer, authorization and other matters as the Corporation may reasonably require, and the payment of all stock transfer taxes due thereon.

b)  The Corporation shall be entitled to treat the holder of record of any share or shares as the absolute owner thereof for all purposes and, accordingly, shall not be bound to recognize any legal, equitable or other claim to, or interest in, such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise expressly provided by law.

Section 3 - Record Date

a)  The Directors may fix in advance a date, which must not be more than 60 days permitted by the preceding the date of a meeting of shareholders or a class of shareholders, or of the payment of a dividend or of the proposed taking of any other proper action requiring the determination of shareholders as the record date for the determination of the shareholders entitled to notice of, or to attend and vote at, a meeting and an adjournment of the meeting, or entitled to receive payment of a dividend or for any other proper purpose and, in such case, notwithstanding anything in these Bylaws, only shareholders of records on the date so fixed will be deemed to be the shareholders for the purposes of this Bylaw.

b)  Where no record date is so fixed for the determination of shareholders as provided in the preceding Bylaw, the date on which the notice is mailed or on which the resolution declaring the dividend is adopted, as the case may be, is the record date for such determination.

Section 4 - Fractional Shares

Notwithstanding anything else in these Bylaws, the Corporation, if the Directors so resolve, will not be required to issue fractional shares in connection with an amalgamation, consolidation, exchange or conversion. At the discretion of the Directors, fractional interests in shares may be rounded to the nearest whole number, with fractions of 1/2 being rounded to the next highest whole number, or may be purchased for cancellation by the Corporation for such consideration as the Directors determine. The Directors may determine the manner in which fractional interests in shares are to be transferred and delivered to the Corporation in exchange for consideration and a determination so made is binding upon all shareholders of the Corporation. In case shareholders having fractional interests in shares fail to deliver them to the Corporation in accordance with a determination made by the Directors, the Corporation may deposit with the Corporation's Registrar and Transfer Agent a sum sufficient to pay the consideration payable by the Corporation for the fractional interests in shares, such deposit to be set aside in trust for such shareholders. Such setting aside is deemed to be payment to such shareholders for the fractional interests in shares not so delivered which will thereupon not be considered as outstanding and such shareholders will not be considered to be shareholders of the Corporation with respect thereto and will have no right except to receive payment of the money so set aside and deposited upon delivery of the certificates for the shares held prior to the amalgamation, consolidation, exchange or conversion which result in fractional interests in shares.

ARTICLE VI: DIVIDENDS

a)  Dividends may be declared and paid out of any funds available therefor, as often, in such amounts, and at such time or times as the Board of Directors may determine and shares may be issued pro rata and without consideration to the Corporation's shareholders or to the shareholders of one or more classes or series.

b)  Shares of one class or series may not be issued as a share dividend to shareholders of another class or series unless such issuance is in accordance with the Articles of Incorporation and:

(i) a majority of the current shareholders of the class or series to be issued approve the issue; or

(ii) there are no outstanding shares of the class or series of shares that are authorized to be issued as a dividend.

ARTICLE VII: BORROWING POWERS

a)  The Directors may from time to time on behalf of the Corporation:

(i) borrow money in such manner and amount, on such security, from such sources and upon such terms and conditions as they think fit,

(ii) issue bonds, debentures and other debt obligations either outright or as security for liability or obligation of the Corporation or another person, and

(iii) mortgage, charge, whether by way of specific or floating charge, and give other security on the undertaking, or on the whole or a part of the property and assets of the Corporation (both present and future).

b)  A bond, debenture or other debt obligation of the Corporation may be issued at a discount, premium or otherwise, and with a special privilege as to redemption, surrender, drawing, allotment of or conversion into or exchange for shares or other securities, attending and voting at shareholder meetings of the Corporation, appointment of Directors or otherwise, and may by its terms be assignable free from equities between the Corporation and the person to whom it was issued or a subsequent holder thereof, all as the Directors may determine.

ARTICLE VIII: FISCAL YEAR

The fiscal year end of the Corporation shall be fixed, and shall be subject to change, by the Board of Directors from time to time, subject to applicable law.

ARTICLE IX: CORPORATE SEAL

The corporate seal, if any, shall be in such form as shall be prescribed and altered, from time to time, by the Board of Directors. The use of a seal or stamp by the Corporation on corporate documents is not necessary and the lack thereof shall not in any way affect the legality of a corporate document.

ARTICLE X: AMENDMENTS

Section 1 - By Shareholders

All Bylaws of the Corporation shall be subject to alteration or repeal, and new Bylaws may be made by a majority vote of the shareholders at any annual meeting or special meeting called for that purpose.

Section 2 - By Directors

The Board of Directors shall have the power to make, adopt, alter, amend and repeal, from time to time, Bylaws of the Corporation.

ARTICLE XI: DISCLOSURE OF INTEREST OF DIRECTORS

a)  A Director who is, in any way, directly or indirectly interested in an existing or proposed contract or transaction with the Corporation or who holds an office or possesses property whereby, directly or indirectly, a duty or interest might be created to conflict with his or her duty or interest as a Director, shall declare the nature and extent of his or her interest in such contract or transaction or of the conflict with his or her duty and interest as a Director, as the case may be.

b)  A Director shall not vote in respect of a contract or transaction with the Corporation in which he is interested and if he does so his or her vote will not be counted, but he will be counted in the quorum present at the meeting at which the vote is taken. The foregoing prohibitions do not apply to:

(i) a contract or transaction relating to a loan to the Corporation, which a Director or a specified corporation or a specified firm in which he has an interest has guaranteed or joined in guaranteeing the repayment of the loan or part of the loan;

(ii) a contract or transaction made or to be made with or for the benefit of a holding corporation or a subsidiary corporation of which a Director is a director or officer;

(iii) a contract by a Director to subscribe for or underwrite shares or debentures to be issued by the Corporation or a subsidiary of the Corporation, or a contract, arrangement or transaction in which a Director is directly or indirectly interested if all the other Directors are also directly or indirectly interested in the contract, arrangement or transaction;

(iv) determining the remuneration of the Directors;

(v) purchasing and maintaining insurance to cover Directors against liability incurred by them as Directors; or

(vi) the indemnification of a Director by the Corporation.

c)  A Director may hold an office or place of profit with the Corporation (other than the office of Auditor of the Corporation) in conjunction with his or her office of Director for the period and on the terms (as to remuneration or otherwise) as the Directors may determine. No Director or intended Director will be disqualified by his or her office from contracting with the Corporation either with regard to the tenure of any such other office or place of profit, or as vendor, purchaser or otherwise, and, no contract or transaction entered into by or on behalf of the Corporation in which a Director is interested is liable to be voided by reason thereof.

d)  A Director or his or her firm may act in a professional capacity for the Corporation (except as Auditor of the Corporation), and he or his or her firm is entitled to remuneration for professional services as if he were not a Director.

e)  A Director may be or become a director or other officer or employee of, or otherwise interested in, a corporation or firm in which the Corporation may be interested as a shareholder or otherwise, and the Director is not accountable to the Corporation for remuneration or other benefits received by him as director, officer or employee of, or from his or her interest in, the other corporation or firm, unless the shareholders otherwise direct.

ARTICLE XII: ANNUAL LIST OF OFFICERS, DIRECTORS AND REGISTERED AGENT

The Corporation shall, within sixty days after the filing of its Articles of Incorporation with the Secretary of State, and annually thereafter on or before the last day of the month in which the anniversary date of incorporation occurs each year, file with the Secretary of State a list of its president, secretary and treasurer and all of its Directors, along with the post office box or street address, either residence or business, and a designation of its resident agent in the state of Nevada. Such list shall be certified by an officer of the Corporation.

ARTICLE XIII: INDEMNITY OF DIRECTORS, OFFICERS, EMPLOYEES AND AGENTS

a)  The Directors shall cause the Corporation to indemnify a Director or former Director of the Corporation and the Directors may cause the Corporation to indemnify a director or former director of a corporation of which the Corporation is or was a shareholder and the heirs and personal representatives of any such person against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, actually and reasonably incurred by him or them including an amount paid to settle an action or satisfy a judgment inactive criminal or administrative action or proceeding to which he is or they are made a party by reason of his or her being or having been a Director of the Corporation or a director of such corporation, including an action brought by the Corporation or corporation. Each Director of the Corporation on being elected or appointed is deemed to have contracted with the Corporation on the terms of the foregoing indemnity.

b)  The Directors may cause the Corporation to indemnify an officer, employee or agent of the Corporation or of a corporation of which the Corporation is or was a shareholder (notwithstanding that he is also a Director), and his or her heirs and personal representatives against all costs, charges and expenses incurred by him or them and resulting from his or her acting as an officer, employee or agent of the Corporation or corporation. In addition the Corporation shall indemnify the Secretary or an Assistance Secretary of the Corporation (if he is not a full time employee of the Corporation and notwithstanding that he is also a Director), and his or her respective heirs and legal representatives against all costs, charges and expenses incurred by him or them and arising out of the functions assigned to the Secretary by the Corporation Act or these Articles and each such Secretary and Assistant Secretary, on being appointed is deemed to have contracted with the Corporation on the terms of the foregoing indemnity.

c)  The Directors may cause the Corporation to purchase and maintain insurance for the benefit of a person who is or was serving as a Director, officer, employee or agent of the Corporation or as a director, officer, employee or agent of a corporation of which the Corporation is or was a shareholder and his or her heirs or personal representatives against a liability incurred by him as a Director, officer, employee or agent.

Santaro Interactive Entertainment Company S-1/A
Exhibit 4.1

Santaro Interactive Entertainment Company S-1/A

Exhibit 5.1

BEFUMO & SCHAEFFER PLLC
 2020 Pennsylvania Avenue, NW Suite 840 | Washington, DC 20006| Ph: 202-725-6733 | Fax: 202-478-2900

May 4, 2010
TO:          Board of Directors
Santaro Interactive Entertainment Company
5348 Vegas Drive
Las Vegas, NV 89108

RE: Common Stock of Santaro Interactive Entertainment Company on Form S-1/A, filed May 4, 2010

Dear Sirs;

We have acted as counsel to Santaro Interactive Entertainment Company (the “Company”), a corporation incorporated under the laws of the State of Nevada, in connection with the filing, on May 4, 2010, of a registration statement on Form S-1/A (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”) of 8,830,000 shares of the Company’s common stock, consisting of:

1.	5,000,000 shares of common stock for sale by the Company; and
2.	3,830,000 shares of common stock for resale by certain selling shareholders named in the Registration Statement.

              (Collectively, the “Registered Shares”)

We have examined the originals or certified copies of such corporate records of the Company and/or public officials and such other documents and have made such other factual and legal investigations as we have deemed relevant and necessary as the basis for the opinions set forth below.  In our examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, and the conformity to authentic original documents of all documents submitted to us as copies or as facsimiles of copies or originals, which assumptions we have not independently verified.

Based upon the foregoing and the examination of such legal authorities as we have deemed relevant, and subject to the qualifications and further assumptions set forth below, we are of the opinion that the Registered Shares have been, or shall upon issuance, be issued as duly and validly authorized and issued, fully paid and non-assessable.

We have made such inquiries with respect thereto as we consider necessary to render this opinion with respect to a Nevada corporation.  This opinion letter is opining upon and is limited to the current federal laws of the United States and, as set forth above, Nevada law, including the statutory provisions, all applicable provisions of the Nevada Constitution and reported judicial decisions interpreting those laws, as such laws presently exist and to the facts as they presently exist.  We express no opinion with respect to the effect or applicability of the laws of any other jurisdiction.  We assume no obligation to revise or supplement this opinion letter should the laws of such jurisdiction be changed after the date hereof by legislative action, judicial decision or otherwise.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement.  In giving this consent, we do not represent that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933 or the General Rules and Regulations of the Securities and Exchange Commission.
Sincerely,

/s/ Andrew J. Befumo
Andrew J. Befumo, Partner, Befumo & Schaeffer, PLLC

Santaro Interactive Entertainment Company S-1/A

Exhibit 10.1

TECHNOLOGY ASSIGNMENT AGREEMENT

This agreement (the “Agreement”) is made this 5th day of February, 2010, between Aaron J. Berryman (“Assignor”), and Santaro Interactive Entertainment Company (“Assignee”) (Assignee and Assignor each a “Party” and collectively the “Parties”).

WHEREAS, Assignor has proprietary technology for the following invention:  Character Adapted Gaming Platform (the “Invention”):

WHEREAS, the Parties have agreed that Assignor shall assign all right and title to the Invention to the Assignee for the sum of $5,000.

NOW THEREFORE, for good and valuable consideration as set forth below, the sum, sufficiency and receipt of which is hereby acknowledged, the Parties hereby agree as follows:

1.	Assignment. Assignor hereby irrevocably assigns to Assignee all right, title and interest in the Invention, in exchange for the sum of $5,000, and Assignee hereby accepts such assignment.
2.
Intellectual Property.  The Assignor shall cooperate with the Assignee with regard to the filing of a patent application for the Invention, or such other intellectual property protection, as Assignee shall, in its sole discretion, deem appropriate.  However, Assignor shall have no right, title, or interest in such patent application or other intellectual property protection.

3.
Amendments or Waiver.  This Agreement may be changed, waived, discharged or terminated only by a writing signed by all Parties hereto.  No delay or omission by any party in exercising any right with respect hereto shall operate as waiver.  A waiver on any one occasion shall not be construed as a bar to, or waiver of, any right or remedy on any future occasion.

4.
Severability.  To the extent any provision of this Agreement is prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition, or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Agreement.

5.	Governing Law. This Agreement shall be construed and interpreted in accordance with the internal laws of the State of Virginia without giving effect to the conflict of laws principles thereof.
6.	Entire Agreement. This Agreement constitutes the entire Agreement between the Parties relating to the subject matter herein.
7.
Binding Effect.  All of the terms of this Agreement, as amended from time to time, shall be binding upon, inure to the benefit of and be enforceable by the respective heirs, successors and assigns of the Parties.

IN WITNESS WHEREOF the undersigned agree to the terms of this Agreement as of the date first written above:

ASSIGNEE	ASSIGNOR

/s/ James D. Edsall	/s/ Aaron J. Berryman
Santaro Interactive Entertainment Company James D. Edsall, President and Director	Aaron J. Berryman

Santaro Interactive Entertainment Company S-1/A

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Santaro Interactive Entertainment Company
Las Vegas, NV

We hereby consent to the inclusion in the Form S-1/A Registration Statement of our Report of Independent Registered Public Accounting Firm dated March 23, 2010 on our audit of the financial statements of Santaro Interactive Entertainment Company as of February 28, 2010, and for the period of December 30, 2009 (date of inception) through February 28, 2010.

Sincerely,
/s/: Child, Van Wagoner & Bradshaw, PLLC

Child, Van Wagoner & Bradshaw, PLLC
Salt Lake City, UT
May 4, 2010

Santaro Interactive Entertainment Company S-1/A

Exhibit 23.2

BEFUMO & SCHAEFFER PLLC
 2020 Pennsylvania Avenue, NW Suite 840 | Washington, DC 20006| Ph: 202-725-6733 | Fax: 202-478-2900

May 4, 2010
TO:          Board of Directors
Santaro Interactive Entertainment Company
5348 Vegas Drive
Las Vegas, NV 89108

RE: Common Stock of Santaro Interactive Entertainment Company on Form S-1/A, filed May 4, 2010

Dear Sirs;

We have acted as counsel to Santaro Interactive Entertainment Company (the “Company”), a corporation incorporated under the laws of the State of Nevada, in connection with the filing, on May 4, 2010, of a registration statement on Form S-1/A (the “Registration Statement”) under the Securities Act of 1933, as amended (the “Securities Act”) of 8,830,000 shares of the Company’s common stock, consisting of:

1.	5,000,000 shares of common stock for sale by the Company; and
2.	3,830,000 shares of common stock for resale by certain selling shareholders named in the Registration Statement.

              (Collectively, the “Registered Shares”)

We have examined the originals or certified copies of such corporate records of the Company and/or public officials and such other documents and have made such other factual and legal investigations as we have deemed relevant and necessary as the basis for the opinions set forth below.  In our examination, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, and the conformity to authentic original documents of all documents submitted to us as copies or as facsimiles of copies or originals, which assumptions we have not independently verified.

Based upon the foregoing and the examination of such legal authorities as we have deemed relevant, and subject to the qualifications and further assumptions set forth below, we are of the opinion that the Registered Shares have been, or shall upon issuance, be issued as duly and validly authorized and issued, fully paid and non-assessable.

We have made such inquiries with respect thereto as we consider necessary to render this opinion with respect to a Nevada corporation.  This opinion letter is opining upon and is limited to the current federal laws of the United States and, as set forth above, Nevada law, including the statutory provisions, all applicable provisions of the Nevada Constitution and reported judicial decisions interpreting those laws, as such laws presently exist and to the facts as they presently exist.  We express no opinion with respect to the effect or applicability of the laws of any other jurisdiction.  We assume no obligation to revise or supplement this opinion letter should the laws of such jurisdiction be changed after the date hereof by legislative action, judicial decision or otherwise.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement.  In giving this consent, we do not represent that we are within the category of persons whose consent is required under Section 7 of the Securities Act of 1933 or the General Rules and Regulations of the Securities and Exchange Commission.
Sincerely,

/s/ Andrew J. Befumo
Andrew J. Befumo, Partner, Befumo & Schaeffer, PLLC

Santaro Interactive Entertainment Company S-1/A

Exhibit 99.1

SUBSCRIPTION AGREEMENT

The undersigned (the “Subscriber”), desires to become a holder of common shares (the “Shares”) of Santaro Interactive Entertainment Company, a corporation organized under the laws of the state of Nevada (the “Company”); one share of Common Stock has a par value $0.001 per share. Accordingly, the Subscriber hereby agrees as follows:

1.	Subscription.

1.1
The Subscriber hereby subscribes for and agrees to accept from the Company that number of Shares set forth on the Signature Page attached to this Subscription Agreement (the “Agreement”), in consideration of $ 0.02 per share.  This offer to purchase is submitted in accordance with and subject to the terms and conditions described in this Subscription Agreement (the "Agreement"). I acknowledge that the Company reserves the right, in its sole and absolute discretion, to accept or reject this subscription and the subscription will not be binding until accepted by the Company in writing.

1.2
The closing of the Subscription of Shares hereunder (the “Closing”) shall occur immediately upon: (i) receipt and acceptance by the Company of a properly executed Signature Page to this Agreement; and (ii) receipt into escrow of all funds for the subscription of shares hereunder.   The money we raise in this offering before the minimum amount, $40,000, is sold will be deposited in a separate non-interest bearing bank account where the funds will be held for the benefit of those subscribing for our shares, until the minimum amount is raised at which time we will deposit them in our bank account and retain the transfer agent who will then issue the shares. The funds will not be commingled with any other monies, and if the minimum amount is not raised by the end of the offering period,______________, 2010, all funds will be refunded immediately, without interest.

2.      Purchase Procedure.  The Subscriber acknowledges that, in order to subscribe for Shares, he must, and he does hereby, deliver to the Company:

2.1	One (1) executed counterpart of the Signature Page attached to this Agreement together with appropriate notarization; and

2.2           A check, trade draft or media due bill in the amount set forth on the Signature Page attached to this Agreement, representing payment in full for the Shares desired to be purchased hereunder, made payable to the order of SANTARO

INTERACTIVE ENTERTAINMENT COMPANY.

3.           Representations of Subscriber.  By executing this Agreement, the Subscriber makes the following representations, declarations and warranties to the Company, with the intent and understanding that the Company will rely thereon:

3.1
Such Subscriber acknowledges that he has received, carefully read and understands in their entirety (a) this Subscription Agreement; (b) all information necessary to verify the accuracy and completeness of the Company’s representations, warranties and covenants made herein; (c) all of the Company’s EDGAR filings; and (d) written or verbal answers to all questions the Subscriber submitted to the Company regarding an investment in the Company.

3.2	Such Subscriber understands that an investment in the Shares involves substantial risks and Subscriber recognizes and understands the risks relating to the purchase of the Shares.

3.3
Such Subscriber has, either alone or together with the Subscriber’s Purchaser Representative (as that term is defined in Regulation D under the Act), such knowledge and experience in financial and business matters that the Subscriber is capable of evaluating the merits and risks of an investment in the Company.

3.4	Such Subscriber’s investment in the Company is reasonable in relation to his net worth and financial needs and he is able to bear the economic risk of losing his entire investment in the Shares.

3.5
Such Subscriber understands that the offering and sale of the Shares hereunder is registered under (i) the Securities Act of 1933, as amended (the "Securities Act"), and (ii) various States' Divisions of Securities in compliance with their administration and enforcement of the respective States' Blue Sky Laws and Regulations.  In accordance therewith and in furtherance thereof, the Subscriber hereby represents and warrants that it maintains the residency indicated on the signature page hereof, the Subscriber has no present intention of becoming a resident of any other state or jurisdiction;

3.6
Such Subscriber is aware that no active market exists for the Shares.  The Subscriber has adequate means of providing for the Subscriber’s current needs and personal and family contingencies, has no need for liquidity in the investment contemplated hereby, and is able to bear the risk of loss of his entire investment.

3.7
Such Subscriber (i) is a citizen or resident of the United States of America, (ii) is at least 21 years of age, (iii) has adequate means of providing for his current needs and personal contingencies, (iv) has no need for liquidity in his investment in the Shares, and (v) maintains his domicile (and is not a transient or temporary resident) at the address shown below.

3.8
All information herein concerning the Subscriber, the Subscriber’s financial position and the Subscriber’s knowledge of financial and business matters, is correct and complete as of the date hereof and as of the date of Closing, and if there should be any change in such information prior to the Closing, the Subscriber will immediately provide the Company with such new information.  The Subscriber agrees that financial and other information concerning the Subscriber may be disclosed by the Company to any persons or entities that may enter into a transaction with the Company.  The Subscriber further agrees, if requested by the Company or its authorized representative, to provide bank references or other confirming information concerning the Subscriber’s financial information as may be reasonably requested by the Company.

3.9
Such Subscriber represents that the Company has made available to him all information which he deemed material to making an informed investment decision in connection with his purchase of securities of the Company; that the Subscriber is in a position regarding the Company, which, based upon employment, family relationship or economic bargaining power, enabled and enables Subscriber to obtain information from the Company in order to evaluate the merits and risks of this investment; and that he has been represented by Counsel and been advised concerning the risks and merits of this investment. Further, Subscriber acknowledges that the Company has made available to him the opportunity to ask questions of, and receive answers from the Company, its officers, directors and other persons acting on its behalf, and to obtain any additional information, to the extent the Company possesses such information or can acquire it without unreasonable effort or expense, necessary to verify the accuracy of the information disclosed to Subscriber. Further, Subscriber represents that no statement, printed material or inducement was given or made by the Company or anyone on its behalf that is contrary to the information disclosed to him.

3.10
Such Subscriber is familiar with the nature and extent of the risks inherent in investments in securities and in the business in which the Company is engaged and intends to engage and has determined, either personally or in consultation with the Subscriber’s Purchaser Representative or attorney, that an investment in the Company is consistent with the Subscriber’s investment objectives and income prospects.

3.11
Such Subscriber acknowledges that the Company has made available to him, at a reasonable time prior to his purchase of the Shares, the opportunity to ask questions of, and receive answers from, the Company concerning the terms and conditions of the offering and to obtain any information, to the extent that the Company possesses such information or can acquire it without unreasonable effort or expense, which is necessary to verify the accuracy of the information given to him or otherwise to make an informed investment decision.

3.12
Such Subscriber acknowledges that the Company has the unconditional right to accept or reject this subscription, in whole or in part. The Company will notify the Subscriber whether this subscription is accepted or rejected. If such subscription is rejected, payment will be returned to the Subscriber.

3.13
If the Subscriber is a corporation, trust, partnership or other entity that is not an individual person, it has been formed and validly exists and has not been organized for the specific purpose of purchasing the Shares and is not prohibited from doing so.

3.14
If the Subscriber is purchasing the Shares in a fiduciary capacity for another person or entity, including without limitation a corporation, partnership, trust or any other entity, the Subscriber has been duly authorized and empowered to execute this Subscription Agreement and all other subscription documents, and such other person fulfills all the requirements for purchase of the Shares as such requirements are set forth herein, concurs in the purchase of the Shares and agrees to be bound by the obligations, representations, warranties and covenants contained herein. Upon request of the Company, the Subscriber will provide true, complete and current copies of all relevant documents creating the Subscriber, authorizing its investment in the Company and/or evidencing the satisfaction of the foregoing.

4.           Indemnification.  Subscriber hereby agrees to indemnify and hold harmless the Company and the Company’s officers, directors, employees, agents and affiliates from and against any and all damages, losses, costs, liabilities and expenses (including, without limitation, reasonable attorneys’ fees) which they, or any of them, may incur by reason of the Subscriber’s failure to fulfill any of the terms and conditions of this Agreement or by reason of the Subscriber’s breach of any of his representations and warranties contained herein.  This Agreement and the representations and warranties contained herein shall be binding upon the Subscriber’s heirs, executors, administrators, representatives, successors and assigns.

THE COMPANY HAS BEEN ADVISED THAT THE INDEMNIFICATION OF THE COMPANY, ITS OFFICERS, DIRECTORS, EMPLOYEES, AGENTS AND AFFILIATES FOR VIOLATIONS OF STATE OR FEDERAL SECURITIES LAWS IS VOID AS AGAINST PUBLIC POLICY AND THEREFORE UNENFORCEABLE.

5.           Arbitration Agreement.

5.1
Subscriber represents, warrants and covenants that any controversy or claim brought directly, derivatively or in a representative capacity by him in his capacity as a present or former security holder, whether against the Company, in the name of the Company or otherwise, arising out of or relating to any acts or omissions of the Company, or any security holder or any of their officers, directors, agents, affiliates, associates, employees or controlling persons (including without limitation any controversy or claim relating to a purchase or sale of the Note) shall be settled by arbitration under the Federal Arbitration Act in accordance with the commercial arbitration rules of the American Arbitration Association (“AAA”) and judgment upon the award rendered by the arbitrators may be entered in any court having jurisdiction thereof. Any controversy or claim brought by the Company against the Subscriber, whether in his capacity as present or former security holder of the Company in or against any of the Subscriber’s officers, directors, agents, affiliates, associates, employees or controlling persons shall also be settled by arbitration under the Federal Arbitration Act in accordance with the commercial arbitration rules of the AAA and judgment rendered by the arbitrators may be entered in any court having jurisdiction thereof. In arbitration proceedings under this Paragraph 5, the parties shall be entitled to any and all remedies that would be available in the absence of this Paragraph 5 and the arbitrators, in rendering their decision, shall follow the substantive laws that would otherwise be applicable.  This Paragraph 5 shall apply, without limitation, to actions arising in connection with the offer and sale of the Notes contemplated by this Agreement under any Federal or state securities laws.

5.2
The arbitration of any dispute pursuant to this Paragraph 5 shall be held in Las Vegas, Nevada, where the principal business of the Company is located or in such other location as the Company designates.

5.3
Notwithstanding the foregoing in order to preserve the status quo pending the resolution by arbitration of a claim seeking relief of an injunctive or equitable nature, any party, upon submitting a matter to arbitration as required by this Paragraph 5, may simultaneously or thereafter seek a temporary restraining order or preliminary injunction from a court of competent jurisdiction pending the outcome of the arbitration.

5.4
This Paragraph 5 is intended to benefit the security holders, agents, affiliates, associates, employees and controlling persons of the Company, each of whom shall be deemed to be a third party beneficiary of this Paragraph 5, and each of whom may enforce this Paragraph 5 to the full extent that the Company could do so if a controversy or claim were brought against it.

5.5           Subscriber acknowledges that this Paragraph 5 limits a number of Subscriber’s rights, including without limitation (i) the right to have claims resolved in a court of law and before a jury; (ii) certain discovery rights; and (iii) the right to appeal any decision.

6.           Applicable Law.  This Agreement shall be construed in accordance with and governed by the laws applicable to contracts made and wholly performed in the State of Nevada.

7.           Execution in Counterparts.  This Subscription Agreement may be executed in one or more counterparts.

8.           Persons Bound.  This Subscription Agreement shall, except as otherwise provided herein, inure to the benefit of and be binding on the Company and its successors and assigns and on each Subscriber and his respective heirs, executors, administrators, successors and assigns.

9.           Entire Agreement.  This Subscription Agreement, when accepted by the Company, will constitute the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior and contemporaneous agreements and understandings, inducements or conditions, express or implied, oral or written, except as herein contained. This Subscription Agreement may not be modified, changed, waived or terminated other than by a writing executed by all the parties hereto. No course of conduct or dealing shall be construed to modify, amend or otherwise affect any of the provisions hereof.

10.           Assignability.  The Subscriber acknowledges that he may not assign any of his rights to or interest in or under this Agreement without the prior written consent of the Company, and any attempted assignment without such consent shall be void and without effect.

11.           Notices.  Any notice or other communication required or permitted hereunder shall be in writing and shall be delivered personally, telegraphed, telexed, sent by facsimile transmission or sent by certified, registered or express mail, postage prepaid, to the address of each party set forth herein. Any such notice shall be deemed given when delivered personally, telegraphed, telexed or sent by facsimile transmission or, if mailed, three days after the date of deposit in the United States mails.

12.           Interpretation.   When the context in which words are used in this Agreement indicates that such is the intent, singular words shall include the plural, and vice versa, and masculine words shall include the feminine and neuter genders, and vice versa.  Captions and Headings are inserted for convenience only, are not a part of this Agreement, and shall not be used in the interpretation of this Agreement.

13.           CERTIFICATION.  THE SUBSCRIBER CERTIFIES THAT HE HAS READ THIS ENTIRE SUBSCRIPTION AGREEMENT AND THAT EVERY STATEMENT MADE BY THE SUBSCRIBER HEREIN IS TRUE AND COMPLETE.

[SIGNATURE PAGE FOLLOWS]

SUBSCRIBER SIGNATURE

The undersigned, desiring to subscribe for the number of Shares of Santaro Interactive Entertainment Company (the “Company”) as is set forth below, acknowledges that he has received and understands the terms and conditions of the Subscription Agreement attached hereto and that he does hereby agree to all the terms and conditions contained therein.

IN WITNESS WHEREOF, the undersigned has hereby executed this Subscription Agreement as of the date set forth below.

(PLEASE PRINT OR TYPE)

Number of Shares	_________________________________

x $0.02 Per Share
Total Amount of Subscription:	_________________________________

Exact name(s) of Subscriber(s):	_________________________________

Signature of Subscriber(s)*:

(Signature)

(Print Name)

Date:           ____________________

Residence or Physical Mailing Address (cannot be a P.O. Box):

__________________________________

__________________________________

__________________________________

Telephone Numbers (include Area Code):

Business: (___)_____________         Home: (___)________________
Social Security or Taxpayer
Identification Number(s):   _____-_____-_____